Exhibit 99.1

PRESS RELEASE

CHC ANNOUNCES SECOND QUARTER RESULTS

Tuesday, December 11th, 2007, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company” or “CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced unaudited financial results for the three and six months ended October 31, 2007.

Financial Highlights
(in millions of Canadian dollars, except per share amounts)

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
Revenue	$318.1	$273.0	$638.0	$536.1
Operating income	38.6	32.0	63.2	60.6
Net earnings from continuing operations	11.4	8.3	23.2	17.3
Net earnings from discontinued operations	-	0.6	16.4	0.4
Net earnings	11.4	8.9	39.6	17.7

Per share information (diluted)
Weighted average number of shares	46.4	46.1	46.4	46.1
Net earnings from continuing operations	$0.25	$0.19	$0.51	$0.38
Net earnings from discontinued operations	-	0.01	0.35	0.01
Net earnings	0.25	0.20	0.86	0.39

The Company recorded a 19% increase in quarterly revenue (excluding foreign exchange (“FX”)) from the same period last year and continued to expand its fleet by adding eight new aircraft in the second quarter, for a total of thirteen new aircraft added in the first six months of fiscal 2008. In addition, the Company is positioning itself for future growth in Heli-One by signing agreements to obtain additional maintenance capabilities on new aircraft types (Sikorsky S92 and AgustaWestland AW139) to be performed in its Boundary Bay facility currently under construction. With the addition of these maintenance repair and overhaul capabilities, Heli-One will be able to support all newly introduced aircraft types, including Eurocopter EC225, Sikorsky S76 and S92 and AgustaWestland AW139 helicopters.

The Company achieved increases of 17% in revenue and 21% in operating income despite the fact that the Canadian dollar reached record highs during the second quarter which had a significant impact on the Company’s Canadian dollar reported results.

Global Operations’ revenue and segment EBITDAR increased $33.2 million (34%) and $5.2 million (16%), respectively, from the same period last year (excluding FX). Flying hours in Global Operations’ increased by 3,148 hours (15%) over the same period last year. European Operations revenue and segment EBITDAR increased $18.1 million (14%) and $0.2 million, respectively, from the same period last year (excluding FX).  Flying hours in European Operations increased by 2,150 hours (9%) over the same period last year. During the second quarter, external revenue and segment EBITDAR in Heli-One increased $0.1 million and $12.3 million (18%), respectively, from the same period last year (excluding FX).

Operating income increased by $8.8 million or 28% (excluding FX) in the second quarter, compared to the same period last year, primarily due to a significant increase in segment EBITDAR from Heli-One and Global Operations, as well as a reduction in Corporate and Other costs during the quarter.  These increases are partially offset by increases in lease costs and amortization expense compared to the same period last year.

Net earnings for the second quarter were $11.4 million ($0.25 per share, diluted), an increase of $2.5 million ($0.05 per share diluted) from the same period last year.

The following table presents the impact on net income and diluted earnings per share of certain items that affect the comparability of the Company’s net earnings from the applicable prior periods (all amounts are after-tax and in millions, except per share amounts):

	Three Months Ended				Six Months Ended
	October 31,				October 31,
	2007		2006		2007		2006
		Diluted		Diluted		Diluted		Diluted
		earnings		earnings		earnings		earnings
	Net earnings	per share	Net earnings	per share	Net earnings	per share	Net earnings	per share
	impact	impact	impact	impact	impact	impact	impact	impact
Operational Issues:
Aircraft introduction costs[1]	$(1.9)	$(0.04)	$(3.7)	$(0.08)	$(4.6)	$(0.10)	$(7.7)	$(0.17)
Estimated net impact from the anticipated exit
of power-by-the-hour ("PBH") maintenance
programs	2.4	0.05	-	-	0.7	0.02	-	-
Major component exchange costs	-	-	-	-	(2.4)	(0.05)	-	-
Aircraft impairment adjustment	(0.6)	(0.01)	-	-	(2.5)	(0.05)	-	-
Costs associated with exit from certain
low margin contracts	-	-	-	-	(0.5)	(0.01)	-	-
Impact of aircraft availability and
late delivery issues[2]	(1.7)	(0.04)	(1.9)	(0.04)	(3.5)	(0.07)	(4.0)	(0.09)
Net trade receivables provision decrease	2.0	0.04	4.5	0.10	3.1	0.07	7.3	0.16
	0.2	-	(1.1)	(0.02)	(9.7)	(0.19)	(4.4)	(0.10)
Financing, Investing and
Related Issues:
Gain on disposal of Survival-One
(discontinued operations)	-	-	-	-	16.4	0.35	-	-
Equity losses in associated companies	(0.9)	(0.02)	0.1	-	(0.7)	(0.02)	0.2	-
Financing charges (FX and other)	(6.0)	(0.13)	(4.2)	(0.09)	(5.9)	(0.13)	(6.1)	(0.13)
	(6.9)	(0.15)	(4.1)	(0.09)	9.8	0.20	(5.9)	(0.13)
Other:
Tax rate reduction in the UK	-	-	-	-	3.1	0.07	-	-
Contract settlement costs	-	-	-	-	-	-	(1.2)	(0.03)
Restructuring recovery	-	-	-	-	-	-	1.4	0.03
	-	-	-	-	3.1	0.07	0.2	-
Total	$(6.7)	$(0.15)	$(5.2)	$(0.11)	$3.2	$0.08	$(10.1)	$(0.23)

1
Includes estimated after-tax interest and lease costs of $0.9 million ($0.02 per share, diluted) and $1.5 million ($0.03 per share, diluted) for the three and six months ended October 31, 2007, respectively. (Three and six months ended October 31, 2006 $1.5 million ($0.03 per share, diluted) and $3.0 million ($0.06 per share, diluted), respectively).

2
Includes customer service penalties and estimated revenue lost due to lack of availability of aircraft to service contract and non-contract customers. Amount is net of settlements from original equipment manufacturers (“OEMs”) received during the second quarter of the current year relating to late delivery and serviceability issues on new technology aircraft.

Other significant variances include (all amounts are pre-tax, unless otherwise noted):

•
Interest expense increases of approximately $0.7 million ($0.5 million or $0.01 per share, diluted, after-tax) and $1.7 million ($1.3 million or $0.03 per share, diluted, after-tax) for the three and six months ended October 31, 2007, respectively, primarily as a result of higher debt levels related to investment in growing fleet and associated working capital; and

•
Lease expense increases of approximately $3.3 million ($2.5 million or $0.05 per share, diluted, after-tax) and $10.8 million ($8.3 million or $0.18 per share, diluted, after-tax) for the three and six months ended October 31, 2007, respectively, primarily due to additional leased aircraft.

Capital and liquidity:

•	During the second quarter the Company declared an annual dividend of $0.50 per share payable quarterly at $0.125 on each Class A subordinate voting share and Class B multiple voting share.

•	The Company generated $32.6 million in cash from operations and invested $48.8 million in property and equipment during the three months ended October 31, 2007.

•
The number of aircraft in the fleet increased by three aircraft during the second quarter. This change consisted of the addition of eight new aircraft, including four Sikorsky S92 aircraft. In addition, the Company disposed of or returned to lessors five older technology aircraft.

•
The Company has 85 aircraft (42 heavy and 43 medium aircraft) on order, 24 of which are expected to be delivered in the current year, with the remaining 61 aircraft to be delivered over the next five years. The Company also has the option to purchase up to 30 additional heavy and medium aircraft over the next seven years.

•	The Company had unused capacity under its credit facilities of $73.8 million and cash and cash equivalents of $38.6 million for a total of $112.4 million at October 31, 2007.

•	The Company has approximately US $360 million in total credit-approved aircraft specific financing facilities.

For a complete overview of results, including Management’s Discussion and Analysis, and Unaudited Interim Consolidated Financial Statements and Notes thereto, please visit the CHC website at http//www.chc.ca/investor_financialreports.php.

Investor Conference Call

The Company’s second quarter conference call and webcast will take place Wednesday, December 12th, 2007 at 10:30 a.m. EST. To listen to the conference call, dial 416-641-6126 for local and overseas calls, or toll-free 1-866-542-4236 for calls from within North America. To hear a replay of the conference call, visit www.chc.ca or dial 416-695-5800 or toll-free 1-800-408-3053 and enter passcode “3242018#”.

The financial results will be available at www.chc.ca. To listen to the conference call webcast and view the Q2 Overview presentation, please visit the “Investor Events” section of the CHC website at www.chc.ca/investor_events.php or click on the following link to listen to the audio portion only: www.vcall.com/IC/CEPage.asp?ID=123094.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Rick Davis
Senior Vice President and Chief Financial Officer
604-279-2471 or 778-999-0314

Annette Cusworth
Vice President, Financial Services
604-279-2484 or 778-999-1476

If you wish to be added to CHC’s news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.

This document may contain forward-looking information. While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein. Such factors include, but are not limited to, the following: exchange rate fluctuations, inherent risk, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licences, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, pension risk, work stoppages due to labour disputes, international uncertainty, and future material acquisitions. These risk factors are further detailed in the Annual Report on Form 20-F and other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. CHC disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Three and Six Months Ended October 31, 2007

This management’s discussion and analysis (“MD&A”) may contain forward-looking information. While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information.  Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein.  Such factors include, but are not limited to, the following: exchange rate fluctuations, inherent risk, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licences, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, pension risk, work stoppages due to labour disputes, international uncertainty, and future material acquisitions. These risk factors are further detailed in the Annual Report on Form 20-F and other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. CHC Helicopter Corporation (the “Company” or “CHC”) disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise.

This MD&A and the accompanying unaudited interim consolidated financial statements and notes thereto should be read in conjunction with the Company’s Audited Consolidated Financial Statements, related notes thereto, and MD&A for the year ended April 30, 2007 as set forth in the Company’s Annual Report (the “2007 Annual Filings”).

All information reflected herein is expressed in Canadian dollars unless otherwise noted and is prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are in accordance with generally accepted accounting principles in the United States except as described in Note 17 to the Company’s unaudited interim consolidated financial statements to which this MD&A relates.

Additional information regarding the Company, including copies of the Company’s continuous disclosure material such as the Company’s Annual Information Form, is available on the Company’s website at http://www.chc.ca or through the SEDAR website at www.sedar.com.

This MD&A has been prepared as at December 11th, 2007.

Overview of Results

Revenue increased $51.5 million (19%) to $318.1 million during the second quarter, excluding the impact of foreign exchange (“FX”), compared to the same period last year. The Company achieved increases of 17% in revenue and 21% in operating income despite the fact that the Canadian dollar reached record highs during the second quarter which had a significant impact on the Company’s Canadian dollar reported results.

Global Operations’ revenue and segment EBITDAR increased $33.2 million (34%) and $5.2 million (16%), respectively, from the same period last year (excluding FX). Flying hours in Global Operations’ increased by 3,148 hours (15%) over the same period last year. European Operations revenue and segment EBITDAR increased by $18.1 million (14%) and $0.2 million, respectively, from the same period last year (excluding FX).  Flying hours in European Operations increased by 2,150 hours (9%) over the same period last year. During the second quarter, external revenue and segment EBITDAR in Heli-One increased $0.1 million and $12.3 million (18%), respectively, from the same period last year (excluding FX).

Operating income increased by $8.8 million or 28% (excluding FX) in the second quarter, compared to the same period last year, primarily due to a significant increase in segment EBITDAR from Heli-One and Global Operations, as well as a reduction in Corporate and Other costs during the quarter.  These increases are partially offset by increases in lease costs and amortization expense compared to the same period last year.

Net earnings from continuing operations for the second quarter were $11.4 million ($0.25 per share, diluted), an increase of $3.1 million ($0.06 per share diluted) from the same period last year.

Major items impacting current year second quarter net earnings from continuing operations are (all amounts are pre-tax, unless otherwise noted):

•
Aircraft introduction costs of approximately $2.5 million ($1.9 million or $0.04 per share, diluted, after-tax) in support of future growth in the European Operations segment.  This $2.5 million consisted of $1.3 million in operating costs including recruiting, training, crew duplication, overtime and mobilization costs and $1.2 million in pre-deployment lease and interest costs.

•
Costs associated with aircraft availability and late delivery of aircraft totalling $2.2 million ($1.7 million or $0.04 per share, diluted, after-tax) related to the late delivery of aircraft and aircraft undergoing modification activities, mainly in the European Operations segment. These costs primarily relate to contract penalties paid to customers and the estimated loss of revenue due to lower contract rates being earned on substitute aircraft. These costs are net of a settlement from original equipment manufacturers (“OEMs”) relating to late delivery and serviceability issues on new technology aircraft.

•	Equity losses in associated companies of $1.2 million ($0.9 million or $0.02 per share, diluted, after-tax), primarily due to the write-down of an investment in an associated company.

•	Impairment loss of $0.8 million ($0.6 million or $0.01 per share, diluted) recorded on some of the fifteen aircraft held for sale. See further discussion under the “Heli-One” section of this MD&A.

•
Foreign exchange losses, included in financing charges of approximately $7.8 million ($6.0 million or $0.13 per share, diluted, after-tax) net.  See further discussion under the “Financing Charges” section of the MD&A.

Offset by:

•
An estimated $3.2 million ($2.4 million or $0.05 per share, diluted, after-tax) net impact from the anticipated exit of power-by-the-hour (“PBH”) maintenance programs with OEMs. See further discussion under the “Heli-One” section of this MD&A.

•	The decrease of net provisions of approximately $2.6 million ($2.0 million or $0.04 per share, diluted, after-tax) on trade receivables in Global Operations that have been collected.

Net earnings from continuing operations for the six months ended October 31, 2007 were $23.2 million ($0.51 per share, diluted) on revenue of $638.0 million as compared to $17.3 million ($0.38 per share, diluted) on revenue of $536.1 million in the same period last year. The increase of $5.9 million ($0.13 per share, diluted) was primarily due to the reasons noted above for the second quarter, as well as an income tax recovery of $3.1 million ($0.07 per share, diluted) in the first quarter as a result of a tax rate reduction in the UK.

Net earnings from discontinued operations for the three and six months ended October 31, 2007 were $nil ($nil per share, diluted) and $16.4 million ($0.35 per share, diluted), respectively. This is a decrease of $0.6 million ($0.01 per share, diluted) and an increase of $16.0 million ($0.34 per share, diluted) from the three and six months ended October 31, 2006, respectively.  The increase in net earnings from discontinued operations for the six months ended October 31, 2007 is due to a $16.4 million gain on the sale of Survival-One Limited (“Survival-One”) during the first quarter of the current year.

Net earnings for the second quarter were $11.4 million ($0.25 per share, diluted) compared to net earnings of $8.9 million ($0.20 per share, diluted) for the same period last year.

Net earnings for the six months ended October 31, 2007 were $39.6 million ($0.86 per share, diluted) compared to net earnings of $17.7 million ($0.39 per share, diluted) for the same period last year.

Significant Events

Divestitures

There were no divestitures during the second quarter of fiscal 2008. During the first quarter of fiscal 2008, the Company completed the sale of Survival-One for gross proceeds of approximately $37 million.  The Company recorded an after-tax gain of $16.4 million in its results of discontinued operations for the first quarter.

Flying Revenue and Fleet

Flying Revenue and Hours

Approximately 58% (2007 – 54%) of the Company’s year-to-date flying revenue was derived from fixed monthly charges and the remaining 42% (2007 – 46%) was generated by hourly charges. Due to the significant fixed component in flying revenue, a change in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity levels.

The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters. Of the 37 aircraft in the Heli-One fleet, 17 aircraft are externally leased to third-parties, eight aircraft are undergoing post-delivery modifications, one aircraft is undergoing a major inspection and eleven aircraft are held for sale. In addition to these aircraft, four older aircraft currently deployed in flying operations will be coming off contract during fiscal 2008 and are held for sale.

Flying Hours by Quarter
	Flying Hours			Number of Aircraft
	Global	European		Global	European
Period	Operations	Operations	Total	Operations	Operations	Heli-One	Total
Q3-2006	18,854	23,764	42,618	131	72	27	230
Q4-2006	17,701	22,026	39,727	131	72	30	233
Q1-2007	19,502	24,240	43,742	132	76	44	252
Q2-2007	20,981	23,256	44,237	128	77	43	248
Q3-2007	21,547	21,556	43,103	128	75	47	250
Q4-2007	22,177	21,956	44,133	145	76	34	255
Q1-2008	23,291	24,832	48,123	143	80	31	254
Q2-2008	24,129	25,406	49,535	137	83	37	257

The following table provides year-to-date information on flying revenue by segment (without adjusting for the impact of FX).

	Flying Revenue
	Six Months Ended October 31,
	(in thousands of Canadian dollars)
	Global Operations		European Operations		Total		Total %
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue Mix:
Heavy	$62,509	$36,693	$211,926	$183,517	$274,435	$220,210	53%	52%
Medium	138,019	112,591	75,583	70,175	213,602	182,766	42%	43%
Light	230	478	-	-	230	478	0%	0%
Fixed-Wing	23,943	21,723	-	-	23,943	21,723	5%	5%
Total	$224,701	$171,485	$287,509	$253,692	$512,210	$425,177	100%	100%
Hourly vs. Fixed:
Hourly	$64,632	$52,262	$149,389	$144,328	$214,021	$196,590	42%	46%
Fixed	160,069	119,223	138,120	109,364	298,189	228,587	58%	54%
Total	$224,701	$171,485	$287,509	$253,692	$512,210	$425,177	100%	100%
Industry Sector:
Oil & Gas	$183,405	$136,481	$271,662	$239,362	$455,067	$375,843	89%	88%
EMS/SAR[1]	28,003	22,117	15,847	14,330	43,850	36,447	9%	9%
Other	13,293	12,887	-	-	13,293	12,887	2%	3%
Total	$224,701	$171,485	$287,509	$253,692	$512,210	$425,177	100%	100%
1 Emergency medical services (“EMS”) and search and rescue (“SAR”) services.

Fleet

At October 31, 2007 the Company’s fleet consisted of 135 owned aircraft and 122 leased aircraft.  83 of these aircraft are deployed in European Operations with the remaining 174 deployed throughout the world.

During the second quarter, the Company added eight aircraft to the fleet, which was partially offset by the sale of and the return to lessors of five aircraft resulting in a net fleet increase of three aircraft.

The following table outlines the changes in the Company’s fleet during the second quarter of fiscal 2008:

Quarterly Fleet Change Summary
				Fixed
	Heavy	Medium	Light	Wing	Total	Owned	Leased
Fleet at July 31, 2007	86	145	3	20	254	138	116
Increases (decreases) during the period:
Lease of AS332L1	1				1		1
Lease of AS365N3		1			1		1
Lease of S92	4				4		4
Return of leased AS332L	(1)				(1)		(1)
Purchase of AW139		1			1	1
Purchase of S76C++		1			1	1
Sale leaseback of AW139					-	(1)	1
Sale of AS355F1			(1)		(1)	(1)
Sale of Bell 212		(2)			(2)	(2)
Sale of S61N	(1)				(1)	(1)
Fleet at October 31, 2007	89	146	2	20	257	135	122

Fleet deployment as at October 31, 2007

Global Operations	24	92	1	20	137	82	55
European Operations	54	29	-	-	83	32	51
Heli-One	11	25	1	-	37	21	16
	89	146	2	20	257	135	122

During the second quarter, the Company expensed aircraft lease and related costs of $28.0 million compared to $23.3 million in the same period last year. As at October 31, 2007, there were 24 more leased aircraft in the Company’s fleet compared to the same period last year. The increase of $4.7 million in lease costs was primarily due to additional leased aircraft, partially offset by the amortization of deferred gains recognized on sale-leaseback transactions and the positive impact of FX.

The Company has entered into leases with third-party lessors in respect of 122 aircraft included in the Company’s fleet at October 31, 2007, one of which is a capital lease.  108 of these leases are long-term with expiry dates ranging from fiscal 2008 to 2016.

At October 31, 2007 the Company operated 16 aircraft under operating leases with four entities that are variable interest entities (“VIEs”) under Canadian GAAP.  The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements.  These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2010 to 2014.

Based on appraisals by independent helicopter valuation companies as at April 30, 2007, the estimated fair market value of the aircraft leased from VIEs is $87.8 million as at October 31, 2007.  The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs.  The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $12.5 million as at October 31, 2007.

The future minimum lease payments required under aircraft operating leases are as follows (based on October 31, 2007 interest rates and FX rates):

2008	$51.9	million
2009	96.1	million
2010	89.4	million
2011	81.4	million
2012	71.3	million
And thereafter:	137.6	million
Total	$527.7	million

In addition to aircraft leases, the Company has approximately $4.5 million in annual lease commitments for land, buildings and non-aircraft equipment.

Based on independent appraisals as at April 30, 2007, and, in the case of aircraft acquired during the current fiscal year, independent appraisals as at the date of acquisition, the fair market value of the Company’s owned aircraft fleet at October 31, 2007 was US $542.6 million (CDN $515.4 million), exceeding its recorded net book value by approximately CDN $1.5 million (April 30, 2007 – CDN $33.1 million).  The decrease in the appraisal surplus from April 30, 2007 is primarily attributable to the impact of foreign exchange fluctuations on the translation of the aircrafts’ appraised values.

The following table presents estimated fleet deliveries over the next five years. It is important to note that these are estimates only. Fleet deliveries are subject to change due to manufacturer work schedules, the timing of final aircraft financing and changes in demand and delivery dates of aircraft from customers.

The vast majority of the 85 aircraft on order are either contracted or allocated to customers. All of the heavy helicopter orders to be delivered in fiscal 2008 are committed to customer contracts, with approximately 55% of heavy helicopter orders committed on contract for all years.  Approximately 85% of medium helicopter orders to be delivered in fiscal 2008 are committed to customer contracts, with approximately 45% of medium helicopter orders committed on contract for all years.

Review of Segment Revenue, EBITDAR and Operating Income

The following table provides second quarter external revenue, segment EBITDAR, segment EBITDA and operating income variance analysis between fiscal 2008 and 2007. The numbers in this analysis are referred to in the review of each operating segment that follows the table.

Segment Revenue from External Customers - Variance Analysis
(in thousands of Canadian dollars)
	Second Quarter
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended October 31, 2006	$97,769	$131,696	$43,333	$158	N/A	$272,956
Foreign exchange impact[1]	(5,345)	442	(1,415)	1	N/A	(6,317)
Revenue increase (decrease)	33,255	18,124	101	(2)	N/A	51,478
Three months ended October 31, 2007	$125,679	$150,262	$42,019	$157	N/A	$318,117
Total revenue increase (decrease)	$27,910	$18,566	$(1,314)	N/A	N/A	$45,161
% increase (decrease)	28.5%	14.1%	(3.0%)	N/A	N/A	16.5%
% increase, excluding FX	34.0%	13.8%	0.2%	N/A	N/A	18.9%

	Year-to-date
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Six months ended October 31, 2006	$189,616	$264,589	$81,649	$255	N/A	$536,109
Foreign exchange impact[1]	(5,193)	2,973	(1,776)	6	N/A	(3,990)
Revenue increase	65,204	30,964	9,649	72	N/A	105,889
Six months ended October 31, 2007	$249,627	$298,526	$89,522	$333	N/A	$638,008
Total revenue increase	$60,011	$33,937	$7,873	N/A	N/A	$101,899
% increase	31.6%	12.8%	9.6%	N/A	N/A	19.0%
% increase, excluding FX	34.4%	11.7%	11.8%	N/A	N/A	19.8%

Segment EBITDAR[2] Variance Analysis
(in thousands of Canadian dollars)
	Second Quarter
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended October 31, 2006	$32,574	$26,884	$67,745	$(9,311)	$(43,785)	$74,107
Foreign exchange impact[1]	(469)	(423)	(2,559)	(207)	-	(3,658)
Segment EBITDAR increase (decrease)	5,161	187	12,262	4,629	(7,598)	14,641
Three months ended October 31, 2007	$37,266	$26,648	$77,448	$(4,889)	$(51,383)	$85,090
Segment EBITDAR margin [3]
- Last year	33.3%	20.4%	48.2%	N/A	N/A	27.1%
- This year	29.7%	17.7%	50.6%	N/A	N/A	26.7%
Total Segment EBITDAR increase (decrease)	$4,692	$(236)	$9,703	$4,422	$(7,598)	$10,983
% increase (decrease)	14.4%	(0.9%)	14.3%	47.5%	N/A	14.8%
% increase, excluding FX	15.8%	0.7%	18.1%	49.7%	N/A	19.8%

	Year-to-date
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Six months ended October 31, 2006	$62,590	$49,687	$127,791	$(19,299)	$(85,616)	$135,153
Foreign exchange impact[1]	145	(318)	(2,987)	(220)	-	(3,380)
Segment EBITDAR increase (decrease)	9,097	4,236	21,267	7,800	(17,287)	25,113
Six months ended October 31, 2007	$71,832	$53,605	$146,071	$(11,719)	$(102,903)	$156,886
Segment EBITDAR margin [3]
- Last year	33.0%	18.8%	46.7%	N/A	N/A	25.2%
- This year	28.8%	18.0%	47.1%	N/A	N/A	24.6%
Total Segment EBITDAR increase (decrease)	$9,242	$3,918	$18,280	$7,580	$(17,287)	$21,733
% increase	14.8%	7.9%	14.3%	39.3%	N/A	16.1%
% increase, excluding FX	14.5%	8.5%	16.6%	40.4%	N/A	18.6%

Segment EBITDA[2] Variance Analysis
(in thousands of Canadian dollars)
	Second Quarter
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended October 31, 2006	$9,217	$2,756	$46,418	$(9,311)	$-	$49,080
Foreign exchange impact[1]	(872)	(682)	(135)	(201)	-	(1,890)
Segment EBITDA increase (decrease)	495	(730)	5,170	4,623	-	9,558
Three months ended October 31, 2007	$8,840	$1,344	$51,453	$(4,889)	$-	$56,748
Segment EBITDA margin [3]
- Last year	9.4%	2.1%	33.1%	N/A	N/A	18.0%
- This year	7.0%	0.9%	33.6%	N/A	N/A	17.8%
Total Segment EBITDA increase (decrease)	$(377)	$(1,412)	$5,035	$4,422	$-	$7,668
% increase (decrease)	(4.1%)	(51.2%)	10.8%	47.5%	N/A	15.6%
% increase (decrease), excluding FX	5.4%	(26.5%)	11.1%	49.7%	N/A	19.5%

			Year-to-date
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Six months ended October 31, 2006	$16,384	$3,796	$88,533	$(19,299)	N/A	$89,414
Foreign exchange impact[1]	(1,187)	(757)	738	(68)	N/A	(1,274)
Segment EBITDA increase (decrease)	(2,014)	965	5,587	7,648	N/A	12,186
Six months ended October 31, 2007	$13,183	$4,004	$94,858	$(11,719)	N/A	$100,326
Segment EBITDA margin [3]					N/A
- Last year	8.6%	1.4%	32.3%	N/A	N/A	16.7%
- This year	5.3%	1.3%	30.6%	N/A	N/A	15.7
Total Segment EBITDA increase (decrease)	$(3,201)	$208	$6,325	$7,580	$-	$10,912
% increase (decrease)	(19.5%)	5.5%	7.1%	39.3%	N/A	12.2%
% increase (decrease), excluding FX	(12.3%)	25.4%	6.3%	39.6%	N/A	13.6%

Segment Operating Income Variance Analysis
(in thousands of Canadian dollars)
	Second Quarter
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended October 31, 2006	$8,510	$2,114	$31,057	$(9,714)	$-	$31,967
Foreign exchange impact[1]	(898)	(688)	(399)	(201)	-	(2,186)
Operating income increase (decrease)	(149)	(902)	5,111	4,733	-	8,793
Three months ended October 31, 2007	$7,463	$524	$35,769	$(5,182)	$-	$38,574
Total operating income increase (decrease)	$(1,047)	$(1,590)	$4,712	$4,532	N/A	$6,607
% increase (decrease)	(12.3%)	(75.2%)	15.2%	46.7%	N/A	20.7%
% increase (decrease), excluding FX	(1.8%)	(42.7%)	16.5%	48.7%	N/A	27.5%
	Year-to-date
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Six months ended October 31, 2006	$15,182	$1,809	$62,314	$(18,690)	N/A	$60,615
Foreign exchange impact[1]	(1,284)	(769)	392	(42)	N/A	(1,703)
Operating income increase (decrease)	(3,812)	1,745	(1,294)	7,671	N/A	4,310
	$10,086	$2,785	$61,412	$(11,061)	N/A	$63,222
Total operating income increase (decrease)	$(5,096)	$976	$(902)	$7,629	N/A	$2,607
% increase (decrease)	(33.6%)	54.0%	(1.4%)	40.8%	N/A	4.3%
% increase (decrease), excluding FX	(25.1%)	96.5%	(2.1%)	41.0%	N/A	7.1%

1	Includes both translation and transaction FX impact.
2	See Note 4 to the unaudited interim consolidated financial statements enclosed.
3	Segment EBITDAR or segment EBITDA as a percent of revenue from external customers, except for the Heli-One segment, which is a percent of total revenue.

	Month End Foreign
	Exchange Rates
	October 31, 2007	October 31, 2006
USD – CAD	0.9499	1.1227
NOK – CAD	0.1762	0.1718
GBP – CAD	1.9734	2.1424
EUR – CAD	1.3742	1.4340

	Year-to-Date Average Foreign
	Exchange Rates
	October 31, 2007	October 31, 2006
USD – CAD	1.0451	1.1191
NOK – CAD	0.1808	0.1770
GBP – CAD	2.1034	2.0905
EUR – CAD	1.4348	1.4222

As the table above indicates, the Canadian dollar has strengthened significantly against all currencies listed with the exception of the Norwegian Kroner (“NOK”).

Global Operations

Revenue from the Global Operations segment for the second quarter was $125.7 million, an increase of $27.9 million from the same period last year.  This increase was due to revenue growth of $33.2 million, partially offset by an unfavourable FX impact of $5.3 million.  The revenue growth was primarily due to increased flying revenue of $28.7 million (excluding FX) from new and expanded contracts, as well as rate increases on a number of existing contracts in Australia, Southeast Asia and Africa.  Increased activity and expanded fleet in Nigeria has resulted in an increase in rotary and fixed-wing flying revenue of approximately $10.0 million (excluding FX) compared to the same period last year.  In addition, the acquisition of BHS –Brazilian Helicopter Services Taxi Aereo S.A. (“BHS“) in the fourth quarter of fiscal 2007 has resulted in an increase in flying revenue of approximately $11.5 million (excluding FX) in the second quarter, compared to the same period last year. Flying hours in the Global Operations segment have increased by 3,148 hours (15%) in the second quarter compared to the same period last year. Growth in the Global Operations segment is expected to continue to increase as focus continues on new opportunities and growing markets including Australia, Brazil, Africa, Kazakhstan, Pakistan, Azerbaijan and Southeast Asia.

For the six months ended October 31, 2007 revenue increased $60.0 million to $249.6 million compared to the same period last year.  This increase was attributable to revenue growth of $65.2 million, partially offset by an unfavourable FX impact of $5.2 million.  The increase in revenue is primarily due to the reasons noted above for the second quarter and is partially offset by the expiration of certain contracts in Africa during the first quarter of the current year. Global Operations had flying hours of 47,420 hours for the six months ended October 31, 2007, an increase of 6,937 hours (17%) over the same period last year.

Segment EBITDAR for the second quarter was $37.3 million, an increase of $4.7 million over the same period last year.  This increase was due to an increase in segment EBITDAR of $5.2 million, partially offset by an unfavourable FX impact of $0.5 million.  The increase in segment EBITDAR is due to an increase in activity, partially offset by a reduction in segment EBITDAR margins due to a decrease of $3.4 million in trade receivable provision reversals, compared to the same period last year. While the acquisition of BHS has increased revenue in the Global Operations segment, segment EBITDAR margins have been negatively impacted by the late delivery of new aircraft in Brazil. The serviceability rates improved significantly from the first quarter of the current year for aircraft already operating in Brazil and the rates are expected to continue to improve as new aircraft are introduced throughout the remainder of this fiscal year.

For the six months ended October 31, 2007 segment EBITDAR was $71.8 million, an increase of $9.2 million compared to the same period last year.  This increase was attributable to an increase in segment EBITDAR of $9.1 million and a favourable FX impact of $0.1 million. The increase in segment EBITDAR is due to an increase in revenue, partially offset by a reduction in segment EBITDAR margins due to a decrease of $5.7 million in trade receivable provision reversals, compared to the same period last year. In addition, during the first quarter of the current year, Global Operations incurred $0.7 million in costs associated with the exit from certain low margin contracts relating to the demobilization of aircraft, related base costs and repositioning of crews. The remainder of the change in segment EBITDAR is due to the reasons noted above for the second quarter.

Operating income for the second quarter was $7.5 million, a decrease of $1.0 million from the same period last year, consisting of a decrease in operating income of $0.1 million and an unfavourable FX impact of $0.9 million.  The decrease in operating income is primarily attributable to an increase in lease costs of $5.1 million due to an increase in the number and value of aircraft used by Global Operations on new and renewed contracts. This decrease is almost entirely offset by an increase in segment EBITDAR.

For the six months ended October 31, 2007, operating income was $10.1 million, a decrease of $5.1 million from the same period last year, consisting of a decrease in operating income of $3.8 million and an unfavourable FX impact of $1.3 million. The decrease in operating income is primarily due to an increase in lease costs of $12.4 million for the same reasons noted above for the second quarter, partially offset by an increase in segment EBITDAR.

Global Operations has added 24 aircraft to its fleet since the same period last year, which is partially offset by aircraft returned to Heli-One for redeployment. At October 31, 2007 there were 137 aircraft operating in this segment, consisting of 24 heavy, 92 medium aircraft, one light and 20 fixed-wing aircraft.

European Operations

Revenue from the European Operations segment for the second quarter was $150.3 million, an increase of $18.6 million from the same period last year. This increase was attributable to an increase in revenue of $18.1 million and a favourable FX impact of $0.5 million.  Revenue increased compared to the same period last year due to revenue earned on new and renewed contracts with Statoil, Maersk and GDF Production Nederland BV, as well as increased activity on contracts in Scotland, England and the Netherlands.  Rate increases on certain new and renewed contracts have improved revenue; however, rate increases on some new and renewed contracts have not yet been realized by European Operations as there has been a delay in delivery of some new technology aircraft due to the late delivery of aircraft from OEMs and the requirement for post-delivery modifications on these aircraft. This has resulted in older aircraft substitutions on certain contracts at lower rates. The majority of these aircraft are expected to be delivered in the third quarter of the current year.  Flying hours in the European Operations segment increased by 2,150 hours (9%) to 25,406 hours in the second quarter, compared to the same period last year.

Although service to the United Kingdom Maritime and Coastguard Agency (“UKMCA”) began on July 1, 2007, this contract and the associated facilities are considered to be in a pre-operating phase due to the transition period required to set-up new bases and train crews on new aircraft types.  Certain expenses incurred during the pre-operating phase have been deferred and any revenue earned in this period has been offset against these deferred costs. Therefore, the impact of this new contract on earnings will not be realized in its entirety until the pre-operating period is completed. The transition of the first base was completed late in the second quarter and therefore, earnings for this base will begin to be realized in the third quarter of fiscal 2008. Transition of the second base began late in the second quarter and is expected to be completed in the third quarter. All bases are expected to be fully operational by the first quarter of fiscal 2009.

For the six months ended October 31, 2007, revenue was $298.5 million, an increase of $33.9 million from the same period last year.  This increase was attributable to the reasons noted above for the second quarter. Flying hours for the six months ended October 31, 2007 were 50,238 hours, an increase of 2,742 hours (6%) from the same period last year.

Segment EBITDAR for the second quarter was $26.6 million, a decrease of $0.2 million from the same period last year.  This decrease was due to an increase in segment EBITDAR of $0.2 million, offset by an unfavourable FX impact of $0.4 million.  The increase in segment EBITDAR is primarily due to segment EBITDAR earned on increased revenue, partially offset by a reduction in segment EBITDAR margins. Segment EBITDAR margins have decreased due to the cost of introducing aircraft during the quarter and the impact of the late delivery of new aircraft, which has resulted in older aircraft substituting on certain contracts at lower rates, as well as customer penalties.  The segment EBITDAR impact of the late deliveries was approximately $2.2 million in the second quarter, primarily related to customer penalties and estimated reduced revenue from lower rates partially offset by a settlement that European Operations received during the second quarter from OEMs as compensation for serviceability and late delivery issues relating to new technology aircraft introduced over the last twelve months. Segment EBITDAR was also negatively impacted during the second quarter by an increase in crew costs.

European Operations has added eight aircraft to its fleet since the same period in the prior year, which is partially offset by the return of aircraft to Heli-One for re-deployment.  Most of the aircraft added to the fleet are new aircraft types including four new Sikorsky S92 aircraft. The introduction of new aircraft types to meet the requirements of new and existing customers has resulted in aircraft introduction costs of approximately $1.3 million and $3.7 million expensed during the three and six months ended October 31, 2007, respectively, primarily relating to the training of personnel for upcoming contracts.  The cost of introducing aircraft has been and continues to be significant for European Operations as a result of the new technology aircraft types introduced and the requirement to type-convert and align existing crews on these aircraft.

For the six months ended October 31, 2007, segment EBITDAR was $53.6 million, an increase of $3.9 million compared to the same period last year. This increase was due to an increase in segment EBITDAR of $4.2 million, partially offset by an unfavourable FX impact of $0.3 million. The increase in segment EBITDAR is due to segment EBITDAR earned on increased revenue and the settlement received from OEMs, as noted above. These increases are partially offset by a decrease in segment EBITDAR margins to 18.0% from 18.8% in the same period last year due to the same reasons noted above for the second quarter. The segment EBITDAR impact of late deliveries and aircraft availability issues, net of the OEM settlement discussed above, during the six months ended October 31, 2007 was approximately $4.5 million.

Operating income for the second quarter was $0.5 million, a decrease of $1.6 million from the same period last year. This decrease is primarily due to decreased segment EBITDAR, as well as an increase in lease costs of $1.2 million. Lease costs have increased due to the addition of higher value, new technology aircraft in the European Operations fleet, partially offset by lower lease costs relating to short-term leased aircraft compared to the second quarter last year.

Operating income for the six months ended October 31, 2007 was $2.8 million, an increase of $1.0 million from the same period last year. This increase is primarily due to an increase in segment EBITDAR, partially offset by an increase in lease costs of $3.7 million from the same period last year. Lease costs have increased for the same reasons noted above for the second quarter.

Subsequent to the quarter, European Operations secured a contract renewal and upgrade with StatoilHydro ASA (“StatoilHydro”) for the provision of one Eurocopter EC225 all-weather search and rescue helicopter in support of StatoilHydro’s offshore operations in the North Sea. The helicopter will be based at StatoilHydro’s Oseberg field and is an addition to the contract awarded in June 2007.  The 7.5 year contract term will commence in October 2008, with additional options of up to four years.  This contract extension and upgrade is valued at approximately $115 million over the contract term, excluding option periods.

At October 31, 2007, there were 83 aircraft operating in this segment, consisting of 54 heavy and 29 medium aircraft.

Heli-One

The following table provides year-to-date information on Heli-One fleet and repair & overhaul activities.

	Heli-One Activities
	Six Months Ended October 31,
	(in thousands of Canadian dollars)
	Fleet		R&O		Total
	2007	2006	2007	2006	2007	2006
Revenue
External
PBH/R&O1	$-	$-	$81,580	$62,062	$81,580	$62,062
Lease	7,942	9,902	-	-	7,942	9,902
Other[2]	-	-	-	9,685	-	9,685
Total	7,942	9,902	81,580	71,747	89,522	81,649
Internal
PBH/R&O1	-	-	117,835	106,473	117,835	106,473
Lease	102,926	85,582	-	-	102,926	85,582
Total	102,926	85,582	117,835	106,473	220,761	192,055
Total Revenue	110,868	95,484	199,415	178,220	310,283	273,704

Direct costs[3]	(9,923)	(11,005)	(154,289)	(134,908)	(164,212)	(145,913)
Segment EBITDAR[3]	100,945	84,479	45,126	43,312	146,071	127,791
Segment EBITDAR margin	91.0%	88.5%	22.6%	24.3%	47.1%	46.7%
Lease and associated costs[3]	(51,213)	(39,258)	-	-	(51,213)	(39,258)
Segment EBITDA[3]	$49,732	$45,221	$45,126	$43,312	94,858	88,533
Segment EBITDA margin	44.9%	47.4%	22.6%	24.3%	30.6%	32.3%
Amortization					(31,049)	(24,918)
Restructuring recovery					-	800
Loss on disposal of assets					(2,397)	(2,101)
Operating income					$61,412	$62,314

1	Power-by-the-hour (“PBH”) and repair & overhaul (“R&O”).
2	Other consists of the trading surplus business, which was disposed of in fiscal 2007.
3	See Note 4 to the unaudited interim consolidated financial statements enclosed.

Revenue from external customers for the Heli-One segment for the second quarter was $42.0 million, a decrease of $1.3 million from the same period last year. This decrease was due to an unfavourable FX impact of $1.4 million, partially offset by an increase in revenue of $0.1 million.  External R&O revenue increased due to an increase in third-party base maintenance activities in Norway and North America and an increase in PBH revenue as a result of an increase in customer flying hours. These external revenue increases were partially offset by the acquisition of BHS in the fourth quarter of fiscal 2007 and the divestiture of the non-core trading and surplus business late in the second quarter of the prior year.  External lease and PBH revenue from BHS are treated as internal revenue for Heli-One as of the date of consolidation of BHS.

Revenue from external customers for the six months ended October 31, 2007 was $89.5 million, an increase of $7.9 million from the same period last year. This increase was due to revenue growth of $9.7 million, partially offset by an unfavourable FX impact of $1.8 million. The increase in revenue was primarily attributable to the reasons noted above for the second quarter.

Internal revenues have increased by $13.8 million to $110.9 million for the second quarter, compared to the same period last year. This increase is due to incremental lease revenue on an increase in the number and value of aircraft deployed by European Operations and Global Operations over the same period last year.  Internal R&O revenue has increased due to the consolidation of BHS and an increase in flying hours.  Internal revenues are expected to continue to grow (excluding the impact of FX) as Global Operations and European Operations deploy more aircraft and increase flying activity.

Internal revenues for the six months ended October 31, 2007 were $220.8 million, an increase of $28.7 million compared to the same period last year. This increase is due to the reasons noted above for the second quarter.

Segment EBITDAR for the second quarter was $77.5 million, an increase of $9.7 million from the same period last year.  This increase is primarily due to segment EBITDAR earned on increased external and internal revenue, partially offset by an unfavourable FX impact of $2.6 million.  Segment EBITDAR from fleet leasing has increased due to an increase in the number and value of aircraft in the fleet over the same period last year. Segment EBITDAR from R&O activities has increased due to segment EBITDAR earned on increased revenue and the estimated net impact from the exit of PBH maintenance programs, as discussed below.

The Company’s strategy is to build its internal maintenance repair and overhaul (“MRO”) capabilities through Heli-One in order to achieve control over maintenance programs, deploy and re-deploy aircraft faster and reduce short and long-term maintenance costs.  Building in-house capabilities takes considerable time and requires capital investment to acquire spares, tooling and facilities. It is important to note that, to date, the Company has been expensing PBH on new aircraft types from the first day of flying despite light maintenance early in the life of an aircraft, and the existence of warranty programs from OEMs. The Company believes that it is well-positioned to achieve this strategy through the development of the Boundary Bay MRO facility, which is expected to be completed in the fourth quarter of fiscal 2008. Consistent with this strategy, Heli-One recently signed agreements that provide for the exit from PBH support agreements on the Sikorsky S92 and AgustaWestland AW139 helicopters owned and/or operated by the Company.

As a result of the anticipated exit from various PBH support programs, Heli-One will receive a refund of prepaid maintenance. Therefore, during the second quarter, Heli-One recorded an estimated $6.9 million refund of prepaid maintenance on certain AgustaWestland AW139 and Sikorsky S92 engines and components.  During the second quarter, Heli-One incurred PBH maintenance expenses of approximately $4.6 million on engines and components to be removed from these third-party PBH maintenance programs. Although Heli-One’s maintenance costs can fluctuate when components are serviced in-house or under third-party exchange or time and materials maintenance programs, costs are generally less than they would be under a third-party PBH maintenance program, particularly for new aircraft types during the first five years of operations. If Heli-One was not on these PBH maintenance programs it is expected that maintenance expenses would have been approximately $0.9 million. Therefore, during the second quarter, it is estimated that the favourable net segment EBITDAR impact of the anticipated exit from PBH agreements was approximately $3.2 million.

Segment EBITDAR for the six months ended October 31, 2007 was $146.1 million, an increase of $18.3 million from the same period last year.  This increase was due to an increase in segment EBITDAR of $21.3 million, partially offset by an unfavourable FX impact of $3.0 million. The increase in segment EBITDAR was primarily attributable to the reasons noted above for the second quarter, partially offset by $3.2 million in unanticipated major component exchange costs to service the Company’s internal fleet of aircraft that were incurred during the first quarter of the current year. For the six months ended October 31, 2007, Heli-One incurred PBH maintenance expenses of approximately $8.8 million on engines and components to be removed from the third-party PBH maintenance programs and recorded refunds of prepaid maintenance of $8.0 million on these engines and components, as well as engines and components removed from PBH programs during the first quarter of the current year. These estimated refunds result in net PBH maintenance expenses of approximately $0.8 million during the six months ended October 31, 2007. If Heli-One had not been on these PBH maintenance programs during fiscal 2008, it is expected that maintenance expense would have been approximately $1.8 million. This is not significantly different than the PBH maintenance expense recorded by Heli-One after inclusion of the PBH refunds recorded during the six months ended October 31, 2007.

The number of aircraft in the Heli-One fleet has decreased by six aircraft to 37 aircraft at October 31, 2007 compared to the same period last year.  The decrease is due to the disposition of older aircraft and the deployment of aircraft to the Company’s flying operations. This is partially offset by the addition of aircraft to the fleet that are not yet deployed in the flying operations as the aircraft are undergoing post-delivery modifications. Of the 37 aircraft in the Heli-One fleet, eight aircraft are undergoing post-delivery modifications, one is undergoing major inspections, 17 aircraft are leased to third-parties including customers in Mexico and the US and 11 aircraft are held for sale. In addition to these aircraft, four older aircraft currently deployed in flying operations will be coming off contract during the remainder of fiscal 2008 and are available for sale.

Operating income for the second quarter was $35.8 million, an increase of $4.7 million from the same period last year. This increase was primarily due to an increase in segment EBITDAR, which is partially offset by an increase in external lease charges of $4.5 million and an increase in amortization of $2.4 million. External lease costs for the second quarter were higher than the same period last year due to an increase in the number of leased aircraft in the fleet and an increase in the interest component of lease costs.  Amortization has increased due to an increase in spares (rotables) and the increased value of aircraft in the fleet, partially offset by a decrease in the number of owned aircraft in the fleet. Operating income for the second quarter includes an impairment loss of $0.8 million, discussed further below. Operating income for the second quarter last year included a loss on disposal of assets of $2.3 million, relating to the sale of seven helicopters and the divestiture of a small, non-core parts trading business.

Operating income for the six months ended October 31, 2007 was $61.4 million, a decrease of $0.9 million from the same period last year. This decrease was primarily due to an increase in external lease charges of $12.0 million, an increase in amortization of $6.1 million and an impairment loss of $3.2 million recorded during the six months ended October 31, 2007. Lease and amortization expense have increased due to the reasons noted above for the second quarter. The impairment loss of $3.2 million was recorded on six of the fifteen aircraft held for sale as the estimated sales proceeds are expected to be less than the carrying value.  These aircraft are older technology aircraft, which have a high number of hours consumed on major components.  In addition, some of these aircraft were originally acquired in non-US dollar entities when the US dollar was much stronger. Due to the substantial weakening of the US dollar, a negative impact has resulted. This impairment loss is recorded in loss on disposal of assets in Heli-One.

The Company continues to develop its Heli-One operations in anticipation of growth opportunities in this segment. The Company has 85 aircraft (42 heavy and 43 medium aircraft) on order, expected to be delivered over the next five years. These orders include the Sikorsky S92 and AgustaWestland AW139 orders discussed below.  The Company expects that the majority of these aircraft will be used internally to support continued growth. During the second quarter, Heli-One notified these OEMs of its intention to exit from PBH support agreements on the S92 and AW139 helicopters owned and/or operated by the Company. With the addition of these new maintenance, repair and overhaul capabilities, Heli-One will have the ability to support all of the newly introduced aircraft types, including Eurocopter EC225, Sikorsky S76 and S92 and AgustaWestland AW139 helicopters. This will prove valuable as Heli-One builds its in-house major component overhaul capability in the new Boundary Bay facility currently being constructed.

Subsequent to October 31, 2007, Heli-One announced:

•
that it has entered into new purchase contracts for delivery of twelve new Sikorsky S92 helicopters with Sikorsky Aircraft Corporation (“Sikorsky”), and thirteen AgustaWestland AW139 helicopters with Agusta S.p.A (“Agusta”). The first S92 helicopter from this order is expected to be delivered to CHC in June 2009 with deliveries continuing through March 2012. The first AW139 helicopter from this order is expected to be delivered later this year, with deliveries continuing through late 2011.

Concurrent with these purchase contracts, Heli-One has entered into:

•	an agreement with Sikorsky to complete post-delivery modifications on Sikorsky S76 helicopters owned and/or operated by the Company and third parties;
•	an agreement with a subsidiary of Sikorsky to provide overhaul and repair services for the main, tail and intermediate rotor transmissions of S92 helicopters owned and/or operated by the Company; and
•	an agreement with Agusta to complete post-delivery modifications on AW139 helicopters owned and/or operated by the Company.

It is also expected that Heli-One, upon meeting certain terms and conditions, will enter into:

•	an agreement with Sikorsky to complete post-delivery modifications on Sikorsky S92 helicopters owned and/or operated by the Company and third parties;
•	an agreement with a subsidiary of Sikorsky to perform repair, overhaul and warranty services on certain S92 helicopter components for third parties;
•	an agreement with GE Aviation to perform repair and overhaul of CT7-8A engines (fitted on the S92 helicopter) that are owned and/or operated by the Company;
•
an agreement with Agusta to overhaul the main and tail rotor transmissions and provide maintenance and parts support services for AW139 helicopters owned and/or operated by the Company and third parties; and

•	an agreement with Pratt & Whitney to perform repair and overhaul on PT6C-67C engines (fitted on the AW139 helicopter) that are owned and/or operated by the Company.

Corporate and Other

Corporate and Other costs of $4.9 million in the three months ended October 31, 2007 decreased $4.4 million from the same period last year. The decrease in costs related primarily to a reduction in SOX Section 404 project costs of $1.5 million and a reduction in claims reserves for various insured risks of $1.6 million compared to the same period last year.

For the six months ended October 31, 2007, Corporate and Other costs decreased $7.6 million to $11.7 million from the same period last year.  The decrease in costs is attributable to the reasons noted above for the second quarter and a $1.2 million gain on the divestiture of a small non-core business during the first quarter of the current year. In addition, during the first quarter of the prior year, costs of approximately $1.6 million were incurred relating to the departure of a former executive of the Company.

Financing Charges

Financing charges of $22.1 million were expensed in the second quarter, compared to $19.6 million expensed in the same period last year. The increase of $2.5 million is due to the following:

•	a $7.8 million foreign exchange loss compared to a $5.6 million loss in the same period last year primarily due to:

•
a foreign exchange loss of $2.3 million relating to internal arrangements between subsidiaries of the Company in currencies other than their functional currencies to finance operations in certain jurisdictions;

•
a foreign exchange loss of $2.5 million relating to the revaluation of foreign currency denominated monetary assets and liabilities, of which $3.4 million relates to the revaluation of bank balances during the second quarter. This is partially offset by other individually immaterial FX gains. The Company operates in many jurisdictions around the world and has numerous contracts that are not in the same currency as the reporting currency of the related subsidiary. Foreign currency cash balances in these subsidiaries are revalued to period end rates. When there is a substantial change in FX rates, as has been the case for the US dollar against most currencies during the second quarter, a substantial realized or unrealized FX impact will result; and

•	a foreign exchange loss of $3.0 million relating to the mark to market of foreign currency embedded derivatives separated from their host contracts.

•
a $0.7 million increase in interest on long-term debt due to an increase in interest on long-term debt relating to the Company’s investment in aircraft deposits, aircraft purchases, working capital and other capital asset additions made in the last twelve months, partially offset by the positive FX impact on non-Canadian debt;

•	amortization of guarantees of $0.9 million during the three months ended October 31, 2007, as a result of the implementation of the new Canadian GAAP financial instruments standards;

•
during the second quarter of the prior year, the Company repatriated cash from foreign jurisdictions to Canada.  This resulted in a permanent reduction in the Company’s net investment in foreign subsidiaries and a release of previously deferred foreign exchange losses of $1.1 million. Additional gains or losses may be realized in the future as additional cash is repatriated.

For the six months ended October 31, 2007, financing charges were $36.0 million, consistent with the same period last year.

Equity Losses in Associated Companies

Equity losses in associated companies were $1.2 million in the second quarter, compared to equity earnings of $0.1 million in the same period last year, primarily due to a $1.4 million write-down of an investment in an associated company during the second quarter.

Equity losses in associated companies were $1.0 million for the six months ended October 31, 2007, compared to equity earnings of $0.3 million in the same period last year. The decrease is due to the same reasons noted above for the second quarter.

Income Taxes

Income tax expense on earnings from continuing operations for the three and six months ended October 31, 2007 was $3.9 million and $3.1 million, respectively, compared to income tax expense of $4.1 million and $7.6 million for the same periods last year.  The Company’s combined average effective tax rate for the six months ended October 31, 2007 was 23.3% (excluding the tax recovery in the first quarter noted below) compared to 25.4% for the same period last year.  The lower rate was primarily due to a lower proportion of the Company’s income being earned in higher tax jurisdictions. Income tax expense for the six months ended October 31, 2007 includes an income tax recovery of $3.1 million as a result of a tax rate reduction in the United Kingdom during the first quarter of fiscal 2008.

Operating Activities

Cash provided by operating activities for the second quarter was $32.6 million, compared to $41.4 million for the same period last year.  The cash provided by operating activities of $32.6 million is primarily due to cash provided from net earnings from continuing operations of $11.4 million, net of $18.0 million in amortization and $9.0 million in deferred revenue. Deferred revenue of $9.0 million includes $6.9 million of proceeds received in advance for two aircraft sold subsequent to October 31, 2007. In addition, during the second quarter there was a decrease of $5.3 million in non-cash working capital and various other changes in items not involving cash.

The change in non-cash working capital was impacted by the following:

•
An increase in trade receivables of $20.2 million, primarily due to an increase in activity in the second quarter. This is partially offset by a decrease in the number of outstanding days sales in trade receivables from 69 days at July 31, 2007 to 68 days at October 31, 2007, resulting from improved collections.

•	An increase in other receivables of $7.6 million primarily due to estimated refunds of prepaid maintenance relating to the anticipated exit from certain third party PBH maintenance programs.

•
A decrease in prepaid expenses of $12.6 million, primarily due to the conversion of security deposits paid to lessors into junior loans receivable as a result of leases commencing during the second quarter.

•	An increase in payables and accruals of $32.5 million as a result of an increase in activity during the second quarter.

Cash used in operating activities for the six months ended October 31, 2007 was $36.1 million, compared to cash provided by operating activities of $28.1 million for the same period last year.

Cash provided by operating activities from discontinued operations for the three and six months ended October 31, 2007 was $nil (2007 - $0.9 million and $2.4 million, respectively).

Financing Activities

During the second quarter the Company’s total net debt decreased by $17.9 million.

Change in
Total Net Debt Position[1]
During Q2 – 2008
(in millions of Canadian dollars)
Opening balance, July 31, 2007	$764.7
Increase in net debt	24.2
Foreign exchange	(42.1)
Ending balance, October 31, 2007	$746.8
[1] Net debt is comprised of total debt less cash and cash equivalents.

Cash provided by financing activities was $20.8 million during the second quarter, compared to cash used in financing activities of $12.4 million for the same period last year. Long-term debt proceeds exceeded repayments by $26.7 million during the second quarter, compared to long-term debt repayments that exceeded proceeds by $8.5 million in the same period last year. The Company paid a dividend of $5.8 million during the second quarter, compared to a $4.3 million dividend payment in the same period last year.

Cash provided by financing activities was $3.1 million for the six months ended October 31, 2007, compared to $100.3 million for the same period last year.  Long-term debt proceeds exceeded repayments by $14.2 million during the six months ended October 31, 2007, compared to long-term debt proceeds that exceeded repayments by $108.6 million in the same period last year.

Cash provided by financing activities from discontinued operations for the three and six months ended October 31, 2007 was $nil (2007 – cash used of $0.7 million and $1.3 million, respectively).

At October 31, 2007, the Company had unused capacity under its credit facilities of $73.8 million (April 30, 2007 - $38.3 million) and cash and cash equivalents of $38.6 million (April 30, 2007 - $89.5 million), for a total of $112.4 million (April 30, 2007 - $127.8 million).

Subsequent to October 31, 2007, the Company reached an agreement with Royal Bank of Scotland (“RBS”) and Export Development Canada to expand an existing CHC/RBS lease facility by US $225 million. This provides CHC with the ability to lease a variety of different aircraft types flying in multiple jurisdictions around the world. This lease facility is available for funding until at least April, 2009. This additional US $225 million capacity combined with other existing financing capacity will provide CHC with total credit-approved aircraft specific financing facilities of approximately US $360 million.

Investing Activities

Cash used in investing activities was $49.6 million for the three months ended October 31, 2007, compared to cash used of $32.3 million for the same period last year.  Additions to property and equipment during the quarter totalled $48.8 million, compared to $66.3 million in the same period last year. The current quarter additions were comprised of (i) $8.7 million for the purchase of one aircraft (the other aircraft purchased during the second quarter was paid for subsequent to the end of the quarter); (ii) $8.9 million for aircraft modifications; (iii) $15.1 million related to buildings and other equipment; and (iv) $16.1 million related to investments in repairable parts to support new aircraft and aircraft types. Aircraft expenditures consisted of an aircraft purchase of $10.3 million less the application of deposits of $1.6 million.

The Company advanced new aircraft deposits of $17.9 million (2007 - $10.3 million) during the second quarter on a variety of aircraft.  The Company novated certain of its aircraft purchases to lessors during the second quarter and has been reimbursed $16.3 million (2007 -$nil) in deposits from aircraft manufacturers, resulting in a net advancement of aircraft deposits of $1.6 million (2007 - $10.3 million).  Capital expenditures for helicopter major inspections during the second quarter totalled $6.8 million (2007 - $5.6 million). These expenditures were partially financed from net proceeds totalling $15.0 million (2007 - $56.5 million), primarily from proceeds received on one sale-leaseback transaction and the disposal of four aircraft during the second quarter.

Cash used by investing activities was $46.0 million for the six months ended October 31, 2007, compared to $125.1 million for the same period last year.  The decreased use of cash of $79.1 million over the same period last year is primarily due to the addition of 25 aircraft in the six months ended October 31, 2006, compared to thirteen aircraft added in the current year.

Cash provided by investing activities from discontinued operations for the three and six months ended October 31, 2007 was $nil and $31.0 million, respectively (2007 – cash used of $0.5 million and $1.1 million, respectively).  The cash provided by investing activities of $31.0 million is due to the proceeds received on the disposal of Survival-One during the first quarter of fiscal 2008.

Risks and Uncertainties

Except for the discussion contained elsewhere in this MD&A, there has been no significant change in the risks and uncertainties to the Company as outlined in the MD&A contained in the Company’s 2007 Annual Filings and as detailed in the Company’s 2007 Annual Information Form filed with Canadian Securities Administrators and in the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

Foreign Currency

The Company’s reporting currency is the Canadian dollar. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries, which consist primarily of pound sterling, Norwegian kroner, US dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries.  The FX impact on revenue and operating income is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total unfavourable FX impact on revenue for the three months ended October 31, 2007 was $6.3 million.  This consisted of an unfavourable translation impact of $3.0 million and a $3.3 million unfavourable transaction impact.

The total unfavourable FX impact on revenue for the six months ended October 31, 2007 was $4.0 million.  This consisted of a favourable translation impact of $0.4 million and a $4.4 million unfavourable transaction impact.

The total unfavourable FX impact on operating income for the three months ended October 31, 2007 was $2.2 million. This consisted of a favourable translation impact of $1.0 million and an unfavourable transaction impact of $3.2 million (net of cash flow hedging impact).

The total unfavourable FX impact on operating income for the six months ended October 31, 2007 was $1.7 million. This consisted of a favourable translation impact of $1.4 million and a $3.1 million unfavourable transaction impact (net of cash flow hedging impact).

Due to the fact that a significant portion of the Company’s business activities are denominated in foreign currencies, a change in these currencies against the Canadian dollar can have a significant impact on the Company’s revenue, operating income and net earnings.  It is estimated that a 1% change in all currencies versus the Canadian dollar would have the following approximate impacts (before any offset from existing cash flow hedge programs): revenue - $14 million, operating income - $3 million and net earnings - $2 million ($0.04 per share, diluted). The Company continues to mitigate this impact to the extent possible through its cash flow hedging programs but does not hedge translational exposure experienced when converting the financial results of foreign subsidiaries to Canadian dollars.

As at October 31, 2007, the Company’s total net debt was denominated in the following currencies:

	(Thousands)
	Debt in		Canadian
Currency	Original Currency		Equivalent
Euro		€26,482	$36,392
Pound sterling		£10,327	20,379
U.S. dollar	USD	396,199	376,349
Canadian dollar		$272,189	272,189
Norwegian kroner	NOK	448,598	79,043
Brazilian Real	BRL	1,823	995
Cash and cash equivalents (various currencies)			(38,567)

Total Net Debt			$746,780

Seasonality

The impact of seasonality on the Company’s revenue and net earnings is discussed under “Quarterly Information”.  The Company’s European Operations are most affected by seasonality as flying in the North Sea is impacted somewhat by winter weather and slow downs during the holiday season.

Share Data

The number of issued and outstanding shares and stock options as at November 30, 2007 was as follows:

	(000s	)
Class A subordinate voting shares	39,974
Class B multiple voting shares	5,858
Ordinary shares	22,000
Stock Options	2,161

The number of Class A subordinated voting shares that would be issued upon conversion of Class B multiple voting shares and share options as at November 30, 2007 remained unchanged from October 31, 2007 as detailed in Note 8 to the unaudited interim consolidated financial statements to which this MD&A relates.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities as at and during the reported dates. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period a change occurs.  The Company’s critical accounting estimates outlined in the MD&A included in the Company’s 2007 Annual Filings remain unchanged at October 31, 2007.

Changes in Accounting Policies

There have been no changes in accounting policies from the 2007 audited annual consolidated financial statements of the Company, except for the changes noted below relating to financial instruments.

As required by the Canadian Institute of Chartered Accountants (“CICA”), on May 1, 2007, the Company adopted the following CICA Handbook Sections:  Section 1530 – Comprehensive Income (“Section 1530”), Section 3855 – Financial instruments – Recognition & Measurement (“Section 3855”) and Section 3865 – Hedges (‘Section 3865”).  The adoption of these new standards resulted in changes in the accounting and presentation for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive earnings (“AOCI”). As required by the transitional provisions of these new standards, the comparative unaudited interim consolidated financial statements have not been restated.

The following table summarizes the transition adjustments required to opening retained earnings and AOCI to adopt these new standards.

		Accumulated
		other
	Retained	comprehensive
	earnings	earnings
Deferred debt issue costs	$(580)	$-
Cash flow hedges	-	2,275
Guarantees	(2,774)	-
Embedded derivatives [1]	(3,231)	-
Total	$(6,585)	$2,275

1 During the three months ended October 31, 2007 additional information was obtained regarding two of the foreign currency embedded derivatives separated from their host contracts on transition. Based on this information, the Company has determined that these were not embedded derivatives and therefore should not have been separated from their host contracts at May 1, 2007. In addition, during the second quarter, information was obtained regarding certain contracts which resulted in the identification of four additional foreign currency embedded derivatives that required separation from their host contracts as at May 1, 2007. These conclusions resulted in a change in the transition adjustment to opening retained earnings of $5.8 million. The transition adjustment to opening retained earnings is a reduction of $3.2 million as at May 1, 2007, which reflects the change in the embedded derivatives transition amount.

Q2-F2008 - Press Release - December 11.doc
Refer to Note 2 of the unaudited interim consolidated financial statements for the three and six months ended October 31, 2007 for more detailed information on the impact of these changes in accounting policies on the consolidated financial statements.

Impact of New Accounting Standards

Financial Instruments Disclosures

In March 2007, the CICA issued Section 3862 – Financial Instruments – Disclosures (“Section 3862”) and Section 3863 – Financial Instruments – Presentation (“Section 3863”). Section 3862 will be harmonized with International Financial Reporting Standard 7 – Financial Instruments: Disclosure and replaces the existing disclosure requirements contained in Section 3861 – Financial Instruments – Disclosure and Presentation (“Section 3861”). Section 3862 places emphasis on disclosure of risks associated with recognized and unrecognized financial instruments and how these risks are managed. Disclosures surrounding concentration, credit, liquidity and price risk are simplified. Section 3863 carries forward the existing presentation requirements contained in Section 3861.  These Sections will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008. The Company is currently evaluating the implications of these Sections.

Capital Disclosures

In December 2006, the CICA issued Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and compliance with capital requirements. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008.  The Company is currently evaluating the implications of this Section.

Inventories

In June 2007, the CICA issued Section 3031 – Inventories (“Section 3031”), which requires inventories to be measured at the lower of cost or net realizable value and does not allow the use of the last-in, first-out inventory costing methodology.  Section 3031 requires that, when circumstances which previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008. The Company is currently evaluating the implications of this Section.

International Financial Reporting Standards

In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP.” This plan includes an outline of the key decisions that the CICA will need to make as it implements the strategic plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. It is anticipated that the decision on the changeover date from current Canadian GAAP to IFRS will be made by March 31, 2008. The Company is currently evaluating the implications of adopting IFRS.

Related Party Transactions

In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly revenue from ACN) and direct costs related to transactions with parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the three and six months ended October 31, 2007 and 2006 are summarized as follows:

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
Revenues from ACN	$30,190	$22,712	$53,942	$43,244
Direct costs	-	36	-	426
			As at
			October 31,	April 30,
			2007	2007
Net amount receivable in respect of such
revenues			$34,431	$25,351

Tax Contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could have a material impact on the Company’s results of operations.

Q2-F2008 - Press Release - December 11.doc
Quarterly Information

The table below provides a summary of the Company’s revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share declared, net earnings per share from continuing operations and net earnings per share for each of the eight most recent quarters.

		Net
		earnings			Total	Cash
		from			long-term	dividends	Net earnings
		continuing	Net	Total	financial	per share	per share from		Net earnings
Period	Revenue	operations	earnings	assets	liabilities	declared	continuing operations		per share
		(in millions of Canadian dollars)					Basic	Diluted	Basic	Diluted
Q3-2006	$253.5	21.4	21.5	1,685.6	945.8	-	0.51	0.47	0.51	0.47
Q4-2006	$248.2	10.3	10.8	1,686.1	911.7	-	0.25	0.22	0.26	0.23
Q1-2007	$263.2	9.0	8.8	1,838.2	1,043.4	-	0.21	0.19	0.21	0.19
Q2-2007	$273.0	8.3	8.9	1,839.0	1,018.2	0.50	0.20	0.19	0.21	0.20
Q3-2007	$300.8	12.0	12.8	2,012.6	877.6	-	0.28	0.26	0.30	0.28
Q4-2007	$312.2	11.7	13.5	2,104.4	842.7	-	0.28	0.26	0.32	0.30
Q1-2008	$319.9	11.8	28.2	2,000.2	1,108.9	-	0.26	0.26	0.62	0.61
Q2-2008	$318.1	11.4	11.4	1,986.6	1,101.9	0.50	0.25	0.25	0.25	0.25

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities. Poor weather in the North Sea can inhibit flying during the winter months.

Foreign exchange has had a significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues for fiscal 2008, in comparison to quarterly revenues for fiscal 2007, have been impacted by foreign exchange in the following amounts: Q1 - $2.3 million and Q2 - $(6.3) million.

Quarterly revenue, net earnings from continuing operations and net earnings in the table above were impacted by the following significant items that affect their comparability (not all variances are listed, including variances from restructuring and debt settlement costs):

1.	Results for Q3 of fiscal 2006 included a pre-tax gain of $15.7 million for the sale of the Company’s equity interest in Inversiones Aereas S.L.

2.	Results for Q1 of fiscal 2007 included aircraft introduction costs of approximately $5.5 million in support of future growth.

3.
Results for Q2 of fiscal 2007 included foreign exchange losses of approximately $6.6 million relating to various items including repatriation of cash to Canada, internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, and short-term imbalances in third-party trade and other balances in the Company’s Norwegian and South African subsidiaries.

4.	Results for Q3 of fiscal 2007 included revenue on the sale of an aircraft of approximately $13.0 million.

5.	Results for Q4 of fiscal 2007 included aircraft introduction costs of $5.1 million in support of continued growth.

6.	Results for Q1 of fiscal 2008 included an after-tax gain of $16.4 million for the sale of Survival-One.

7.	Results for Q1 of fiscal 2008 included a tax recovery of $3.1 million as a result of a tax rate reduction in the United Kingdom.

8.
Results for Q2 of fiscal 2008 included foreign exchange losses of approximately $7.8 million relating to various items including internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, the revaluation of foreign currency denominated monetary assets and liabilities and the mark to market of foreign currency embedded derivatives.

Summary Financial Data - US Dollars

Certain summary financial data from the October 31, 2007 unaudited interim consolidated financial statements have been translated into US dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at October 31, 2007 of $0.9499 = US $1.00.

Financial Highlights
(in millions of US dollars, except per share amounts)
	Three Months	Six Months
	Ended	Ended	Year Ended
	October 31,	October 31,	April 30,
	2007	2007	2007
Revenue	$334.9	$671.7	$1,209.7
Operating income	40.6	66.6	121.1
Net earnings from continuing operations	12.0	24.4	43.1
Net earnings from discontinued operations	-	17.2	2.3
Extraordinary item	-	-	0.9
Net earnings	12.0	41.6	46.3

Per Share Information
Basic
Net earnings from continuing operations	$0.26	$0.55	$1.02
Net earnings from discontinued operations	-	0.38	0.05
Extraordinary item	-	-	0.02
Net earnings	0.26	0.93	1.09
Diluted
Net earnings from continuing operations	$0.26	$0.54	$0.95
Net earnings from discontinued operations	-	0.37	0.05
Extraordinary item	-	-	0.02
Net earnings	0.26	0.91	1.02

CHC Helicopter Corporation
Consolidated Balance Sheets
Unaudited
(in thousands of Canadian dollars)
Incorporated under the laws of Canada
	As at
	October 31,	April 30,
	2007	2007
Assets
Current assets
Cash and cash equivalents	$38,567	$89,511
Receivables (Note 5)	310,896	288,224
Income taxes receivable	102	2,139
Future income tax assets	23,778	32,169
Inventory	120,023	126,315
Prepaid expenses	32,625	44,664
Assets of discontinued operations (Note 3)	-	3,961
	525,991	586,983
Property and equipment, net (Note 4)	1,036,579	1,092,664
Investments	5,742	7,478
Intangible assets	16,394	17,874
Goodwill	51,971	55,276
Other assets	303,918	290,936
Future income tax assets	46,029	34,678
Assets of discontinued operations (Note 3)	-	18,469
	$1,986,624	$2,104,358
Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$294,791	$340,912
Deferred revenue	10,626	2,057
Dividends payable	22,862	11,241
Income taxes payable	11,782	9,637
Future income tax liabilities	6,307	9,813
Current portion of debt obligations (Note 13)	27,452	333,728
Liabilities of discontinued operations (Note 3)	-	2,979
	373,820	710,367
Long-term debt (Note 13)	381,562	64,168
Senior subordinated notes	376,333	442,680
Other liabilities	156,979	139,791
Future income tax liabilities	187,022	193,172
Liabilities of discontinued operations (Note 3)	-	2,900
Shareholders’ equity	510,908	551,280
	$1,986,624	$2,104,358
See accompanying notes
Guarantees (Note 12), Commitments (Note 14) and Tax contingencies (Note 15)

CHC Helicopter Corporation
Consolidated Statements of Earnings Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
Revenue	$318,117	$272,956	$638,008	$536,109
Direct costs	(255,938)	(214,038)	(524,871)	(426,479)
General and administration costs	(5,431)	(9,838)	(12,811)	(20,216)
Amortization	(17,967)	(14,723)	(35,994)	(28,600)
Restructuring recovery	-	-	-	2,050
Loss on disposal of assets (Note 4)	(207)	(2,390)	(1,110)	(2,249)
Operating income	38,574	31,967	63,222	60,615
Financing charges (Note 7)	(22,104)	(19,593)	(35,955)	(35,992)
Earnings from continuing operations before
income taxes and undernoted items	16,470	12,374	27,267	24,623
Equity earnings (losses) of associated companies	(1,194)	75	(976)	286
Income tax provision	(3,872)	(4,136)	(3,106)	(7,615)
Net earnings from continuing operations	11,404	8,313	23,185	17,294
Net earnings from
discontinued operations (Note 3)	-	549	16,364	398
Net earnings	$11,404	$8,862	$39,549	$17,692
Earnings per share (Note 9)
Basic
Net earnings from continuing operations	$0.25	$0.20	$0.52	$0.41
Net earnings from discontinued operations	-	0.01	0.36	0.01
Net earnings	0.25	0.21	0.88	0.42
Diluted
Net earnings from continuing operations	$0.25	$0.19	$0.51	$0.38
Net earnings from discontinued operations	-	0.01	0.35	0.01
Net earnings	0.25	0.20	0.86	0.39
See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Comprehensive Earnings (Loss)
Unaudited
(in thousands of Canadian dollars)
	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
Net earnings	$11,404	$8,862	$39,549	$17,692
Other comprehensive earnings (loss),
net of income taxes
Net change in cash flow hedges	8,967	-	11,030	-
Unrealized loss on translation of
foreign operations	(87,108)	(35,135)	(115,376)	(18,119)
Impact of hedging translation gains of
foreign operations	40,011	6,967	49,979	2,016
Other comprehensive loss	(38,130)	(28,168)	(54,367)	(16,103)
Comprehensive (loss) earnings	$(26,726)	$(19,306)	$(14,818)	$1,589

CHC Helicopter Corporation
Consolidated Statements of Shareholders’ Equity
Unaudited
(in thousands of Canadian dollars)
	Six Months Ended
	October 31,	October 31,
	2007	2006
Retained earnings, beginning of period	$334,533	$312,481
Net earnings	39,549	17,692
Transition adjustment - financial instruments (Note 2)	(6,585)	-
Dividends	(22,891)	(21,375)
Retained earnings, end of period	344,606	308,798
Accumulated other comprehensive loss,
net of income taxes, beginning of period	(40,800)	(66,262)
Transition adjustment - financial instruments (Note 2)	2,275	-
Other comprehensive loss	(54,367)	(16,103)
Accumulated other comprehensive loss,
net of income taxes, end of period	(92,892)	(82,365)
Capital stock (Note 8)	253,578	240,770
Contributed surplus (Note 8)	5,616	5,383
Total shareholders’ equity	$510,908	$472,586
Dividends declared per participating voting share	$0.50	$0.50
See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Cash Flows
Unaudited
(in thousands of Canadian dollars)
	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
Operating activities
Net earnings from continuing operations	$11,404	$8,313	$23,185	$17,294
Operating items or items not involving cash:
Amortization	17,967	14,723	35,994	28,600
Loss on disposals of assets	207	2,390	1,110	2,249
Equity losses (earnings) of associated companies	1,194	(75)	976	(286)
Income taxes	3,225	7,225	(1,580)	8,450
Defined benefit pension plans	59	(1,309)	(5,214)	846
Amortization of contract credits
and deferred gains	(1,996)	(3,657)	(5,516)	(7,341)
Prepaid aircraft rental	(3,317)	(1,107)	(4,907)	(9,999)
Claims reserve	(621)	(1,180)	3,496	(158)
Deferred revenue	8,959	1,562	9,996	3,051
Pre-operating expenses	(2,743)	(341)	(6,220)	(341)
Unrealized foreign exchange gain on
unhedged long-term debt	(1,038)	-	(7,534)	-
Other	(6,069)	2,085	(5,691)	1,792
	27,231	28,629	38,095	44,157
Change in non-cash working capital	5,348	12,739	(74,184)	(16,088)
Cash flow from operations	32,579	41,368	(36,089)	28,069

Financing activities
Long-term debt proceeds	98,002	37,974	243,767	203,032
Long-term debt repayments	(71,257)	(46,512)	(229,557)	(94,445)
Dividends paid	(5,752)	(4,281)	(11,270)	(8,548)
Capital stock issued	572	460	1,081	616
Deferred financing costs	(991)	-	(1,347)	(352)
Other	275	(27)	425	(23)
	20,849	(12,386)	3,099	100,280
Investing activities
Property and equipment additions	(48,775)	(66,296)	(99,057)	(267,889)
Helicopter major inspections	(6,808)	(5,609)	(13,789)	(18,567)
Proceeds from disposal of assets	14,998	56,504	84,812	189,124
Junior loans receivable	(7,311)	(5,702)	(11,101)	(21,544)
Aircraft deposits	(1,593)	(10,300)	(3,358)	(15,185)
Restricted cash	216	(1,159)	(681)	1,908
Advances to and long-term receivables from
potential subsidiary	-	(3,074)	-	(3,074)
Other	(302)	3,318	(2,858)	10,163
	(49,575)	(32,318)	(46,032)	(125,064)
Effect of exchange rate changes on cash
and cash equivalents	(642)	(2,038)	(2,899)	(1,152)
Cash provided by (used in) continuing operations	3,211	(5,374)	(81,921)	2,133
Cash provided by (used in)
discontinued operations (Note 3)	-	(328)	30,977	29
Change in cash and cash equivalents
during the period	3,211	(5,702)	(50,944)	2,162
Cash and cash equivalents, beginning of period	35,356	34,195	89,511	26,331
Cash and cash equivalents, end of period	$38,567	$28,493	$38,567	$28,493
See accompanying notes (Supplemental cash flow information, Note 11)

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Basis of presentation

These unaudited interim consolidated financial statements ("financial statements") include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company” or “CHC”).  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements and are in accordance with generally accepted accounting principles in the United States (“US GAAP”) except as described in Note 17.  The disclosures in these interim financial statements do not meet all disclosure requirements of GAAP for annual financial statements and should be read in conjunction with the Company’s 2007 audited annual consolidated financial statements.

These financial statements follow the same accounting policies as outlined in Note 2 of the audited consolidated financial statements of the Company for the year ended April 30, 2007 except for the changes in accounting policies described in Note 2 below.

In the opinion of management, all adjustments necessary for a fair presentation are reflected in the financial statements. Such adjustments are of a normal and recurring nature.  Financial results for the three and six months ended October 31, 2007 are not necessarily indicative of financial results for the full year.

On March 8, 2007, the Company acquired an equity position in BHS – Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”) as disclosed in Note 11 to the audited consolidated financial statements of the Company for the year ended April 30, 2007. The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. The most significant changes are as a result of the classification of Survival-One Limited (“Survival-One”) to discontinued operations outlined in Note 3.

2.	Changes in accounting policies

As required by the Canadian Institute of Chartered Accountants (“CICA”), on May 1, 2007, the Company adopted the following CICA Handbook Sections:  Section 1530 – Comprehensive Income (“Section 1530”), Section 3855 – Financial instruments – Recognition & Measurement (“Section 3855”) and Section 3865 – Hedges (“Section 3865”).  The adoption of these new standards resulted in changes in the accounting and presentation for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive earnings (“AOCI”). As required by the transitional provisions of these new standards, the comparative interim consolidated financial statements have not been restated.  The principal changes in the accounting for financial instruments and hedging relationships due to the adoption of these new standards are described below.

Q2-F2008 - Press Release - December 11.doc

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

Comprehensive Income

Section 1530 introduces the concept of comprehensive income which consists of net earnings and other comprehensive earnings (“OCI”) and represents the change in equity of an entity during a period arising from transactions and other events and circumstances from non-owner sources. OCI represents amounts that are recognized in comprehensive earnings but excluded from net earnings as required by primary sources of GAAP. These amounts include gains and losses on available-for-sale financial assets, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the portion of the gain or loss on the hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.

As a result of the adoption of Section 1530, the Company now presents a consolidated statement of comprehensive earnings as part of the consolidated financial statements and AOCI is presented as a new category of shareholders’ equity in the consolidated balance sheets. AOCI includes the balance that was previously classified as the foreign currency translation adjustment in the Company’s financial statements.

Financial Instruments – Recognition & Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3855 requires that financial assets, financial liabilities and non-financial derivatives that do not qualify for the normal purchase and sale exemption be recognized on the balance sheet at fair value on initial recognition. Measurement in subsequent periods depends on how the financial instrument has been classified. Financial assets and liabilities that have been classified as “held for trading” are carried at fair value with both realized and unrealized gains and losses included in net income.  Financial assets classified as “held-to-maturity”, “loans and receivables” and financial liabilities other than those classified as “held for trading” are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income. Financial assets classified as “available-for-sale” are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net earnings.

Derivatives are recorded on the balance sheet at fair value, including derivatives that are embedded in a non-derivative host contract where the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract. Changes in the fair value of derivatives are recognized in net earnings, with the exception of changes recognized in OCI for derivatives that have been designated as a cash flow hedge or a hedge of a net investment in a self sustaining foreign operation.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

Hedges

Section 3865 establishes new standards for hedge accounting.  Section 3865 carries forward much of the guidance from Accounting Guideline 13 – Hedging Relationships and adds requirements detailing how to apply hedge accounting to various types of arrangements. The purpose of hedge accounting is to ensure that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period(s).  Hedge accounting is optional and certain conditions must be satisfied before a hedging relationship qualifies for hedge accounting, including identification of the specific risk exposure(s) being hedged, formal documentation of the hedging relationship at inception and reasonable assurance that the hedging relationship will be effective both at inception and throughout the term of the hedging relationship.

Section 3865 discusses three different types of hedges, a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation, and prescribes the accounting treatment for each. A fair value hedge is a hedge of the exposure to changes in the fair value of all or a portion of a recognized asset or liability or previously unrecognized firm commitment attributable to a specified risk. In a fair value hedge, both the hedged item and the hedging item are measured at fair value with gains and losses due to fluctuations in fair value recognized immediately in net income.  A cash flow hedge is a hedge of the exposure to variability in cash flows of a recognized asset or liability or a forecasted transaction attributable to a specified risk or variability in cash flows of a firm commitment attributable to foreign currency risk. In a cash flow hedge, there is no change to the measurement or gain or loss recognition on the hedged item. However, the portion of the gain or loss on the hedging item determined to be effective is recognized in OCI and released into net income in the same period the hedged item affects net income. Any ineffective portion is recognized immediately in net income. A hedge of a net investment in a self-sustaining foreign operation is treated such that gains and losses on the effective portion of the hedging item are recognized in OCI.  Any ineffective portion is recognized immediately in net income.

Impact of Adoption

New Accounting Policies

(a) Classification of financial instruments

Held for trading financial assets and liabilities are financial instruments that are not loans or receivables and are: acquired or incurred principally for the purpose of selling or repurchasing the instrument in the near term; or part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or a derivative, except for a derivative that is a designated and effective hedging instrument.  The Company may also designate any financial instrument irrevocably on initial recognition as held for trading. Held for trading financial instruments are carried at fair value with both realized and unrealized gains and losses included in net income.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity, other than financial instruments that have been designated on initial recognition as held for trading or as available for sale or those that meet the definition of loans and receivables.  Held to maturity investments are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.

Loans and receivables are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date, or on demand, usually with interest, other than debt securities and loans and receivables that have been designated on initial recognition as held for trading or as available for sale. Loans and receivables are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.

Available for sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. Available for sale financial assets are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net earnings.

(b) Determination of fair value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is normally the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair values of financial instruments that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities.  When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data.  These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market data or transaction prices.

(c) Transaction costs

Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are netted against the fair value of the financial instrument on initial recognition, with the exception of transaction costs related to financial instruments that are classified as held for trading. These transaction costs are then amortized over the expected life of the financial instrument using the effective interest rate method. Transaction costs related to held for trading financial instruments are expensed as incurred.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

(d) Normal purchase and sale exemption

All derivative contracts for the purchase and sale of non-financial instruments are designated as normal purchases and normal sales. These contracts do not have the capability of contractual net settlement. As a result of the application of this exemption, the Company is prevented from treating such contracts as derivatives under Section 3855 in the future.

Classification on Initial Adoption

The Company made the following classifications of its major categories of assets and liabilities:

•	Cash and cash equivalents and restricted cash are designated as held for trading. These items are measured at fair value. At May 1, 2007, the date of transition, the measured amount approximates cost.

•
Receivables, junior loans and loans receivable are classified as loans and receivables. After their initial fair value assessment, these items are measured at amortized cost using the effective interest rate method.

•
Payables and accruals, dividends payable, non-revolving long-term debt and senior subordinated notes are classified as other liabilities. After their initial fair value assessment, these items are measured at amortized cost using the effective interest rate method.

On May 1, 2007, previously deferred debt issue costs, discounts and premiums with a carrying value of $5.4 million were reclassified from other assets, resulting in a reduction of long-term debt and senior subordinated notes of $0.3 million and $4.5 million, respectively.  The remaining $0.6 million was recorded as a transition adjustment to reduce opening retained earnings as a result of adopting the effective interest rate method of amortization.

Derivatives

All derivative instruments are recorded on the balance sheet at fair value.

Embedded Derivatives

The Company also identified embedded derivatives outstanding at May 1, 2007 that require separation from their host contract primarily relating to foreign currency embedded derivatives. These embedded derivatives were accounted for as derivatives under Section 3855 and resulted in a transition adjustment to increase opening retained earnings by $2.6 million on May 1, 2007. During the three months ended October 31, 2007, additional information was obtained regarding two of the foreign currency embedded derivatives separated from their host contracts. Based on this information, the Company has determined that these were not embedded derivatives and therefore should not have been separated from their host contracts at May 1, 2007.  In addition, during the second quarter, information was obtained regarding certain contracts which resulted in the identification of four additional foreign currency embedded derivatives that required separation from their host contracts as at May 1, 2007.  These conclusions resulted in a change in the transition adjustment to opening retained earnings of $5.8 million.  The transition adjustment to opening retained earnings is a reduction of $3.2 million as at May 1, 2007, which reflects the change in the embedded derivatives transition amount.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

Guarantees

The Company has recognized a liability for the fair value of the obligation undertaken in issuing guarantees to third parties under some of the Company’s operating leases relating to a portion of the aircraft values at the termination of the leases (Note 12), regardless of whether or not the liability is probable, and a corresponding prepaid rent asset. The corresponding prepaid rent asset related to operating lease asset value guarantees is being amortized on a straight-line basis over the lease term of the specific lease to which the asset relates (Note 7). The liability is reduced as the Company is released from risk upon expiration or settlement of the guarantee.

The Company recorded a transition adjustment to reduce retained earnings by $2.8 million. In addition, on May 1, 2007, the Company recorded a guarantee liability of $19.2 million in other liabilities. The corresponding amortized carrying value of the prepaid rent asset is recorded in other assets.

Cash Flow Hedges

The Company uses foreign exchange forward contracts to hedge the currency risk associated with certain foreign currency purchase commitments, payroll and associated accounts payable and accounts receivable.  The effective portion of hedging gains and losses associated with these cash flow hedges is recorded in other comprehensive earnings and is released from accumulated other comprehensive earnings and recorded in earnings when the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge is discontinued or no longer meets the criteria for hedge accounting, any cumulative gain or loss recorded in other comprehensive earnings at that time remains in other comprehensive earnings until the forecasted transaction is recorded.  When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive earnings is immediately recorded in net earnings.

Upon adoption of Section 3865, the Company recorded an increase of $2.3 million in AOCI.

Net Investment Hedges

The Company uses net investments in self-sustaining foreign operations to hedge foreign currency debt, including a portion of the US $400 million 7 3/8 % senior subordinated notes. Gains or losses related to the effective portion of the hedge are recognized in other comprehensive earnings.  These gains or losses will be recorded in net earnings upon the repatriation or disposal of the investment in the foreign operation.  Upon adoption of Section 3855 and 3865, the Company reclassified $40.8 million previously recorded in the foreign currency translation account to opening accumulated other comprehensive earnings.

doc
CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

Transition Adjustments

The following table summarizes the adjustments required to adopt these new standards.

		Accumulated
		other
	Retained	comprehensive
	earnings	earnings
Deferred debt issue costs	$(580)	$-
Cash flow hedges	-	2,275
Guarantees	(2,774)	-
Embedded derivatives	(3,231)	-
Total	$(6,585)	$2,275

3.	Discontinued operations

During the fiscal year ended April 30, 2007, the Company classified Survival-One as discontinued operations as a result of the decision by management to divest of this business. The assets and liabilities of Survival-One were measured at the lower of their carrying amount and their estimated fair value using discontinued cash flows less costs to sell.  No fair value adjustment was recorded when Survival-One was classified as discontinued operations at January 31, 2007.  The Company recorded imputed interest in the results of discontinued operations up until May 1, 2007, the date of sale.  The results of Survival-One have been reported in discontinued operations for the current year and prior period comparative figures have been reclassified. Previously, these amounts were included in continuing operations in the Heli-One segment.

On May 1, 2007, the sale of Survival-One was completed for gross proceeds of $37 million. An after-tax gain on the sale of Survival-One of $16.4 million was recorded in the results of discontinued operations for the three months ended July 31, 2007. Commencing on May 1, 2007, the date of disposition, the operations and cash flows of Survival-One have been eliminated from the ongoing operations of the Company.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Discontinued operations (cont’d)

The following tables present the summary balance sheet, statements of earnings and statements of cash flows of the discontinued operations included in the consolidated financial statements:

As at
April 30,
2007
Assets
Receivables	$2,994
Future income tax assets	125
Inventory	739
Prepaid expenses	103
3,961
Property and equipment, net	7,289
Intangible assets	4,046
Goodwill	7,134
22,430
Liabilities
Payables and accruals	1,734
Income taxes payable	1,245
2,979
Future income tax liabilities	2,900
5,879
Net assets of discontinued operations	$16,551

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
Revenue	$-	$4,488	$-	$8,338
Operating income	$-	$877	$-	$968
Net earnings from discontinued operations(i),(ii)	$-	$549	$16,364	$398

(i)	Includes an after-tax gain on disposal of Survival-One of $16.4 million for the six months ended October 31, 2007.
(ii)	Net earnings from discontinued operations for the three and six months ended October 31, 2007 includes income tax expense of $nil (three months and six months ended October 31, 2006 - $0.3 million).

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
Operating activities	$-	$908	$-	$2,363
Financing activities	-	(736)	-	(1,341)
Investing activities	$-	$(531)	30,997	(1,077)
	-	(359)	30,997	(55)
Effect of exchange rate changes on
cash and cash equivalents	-	31	-	84
Cash provided by (used in)
discontinued operations	$-	$(328)	$30,997	$29

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information

The Company operates under the following segments:

•	Global Operations,
•	European Operations,
•	Heli-One, and
•	Corporate and Other.

This segment classification is representative of the Company’s business strategy and reflects the Company’s internal reporting and management structure.  The Company has provided information on segment revenues, segment EBITDAR2 and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.

	Three Months Ended October 31, 2007
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$ 125,679	$ 150,262	$ 42,019	$ 157	$ -	$ 318,117
Inter-segment revenues	(33)	528	110,919	385	(111,799)	-
Total revenue	125,646	150,790	152,938	542	(111,799)	318,117
Direct costs[1]	(88,380)	(124,142)	(75,490)	-	60,416	(227,596)
General and administration costs	-	-	-	(5,431)	-	(5,431)
Segment EBITDAR[2]	37,266	26,648	77,448	(4,889)	(51,383)	85,090
Lease and associated costs[1]
- Internal	(26,474)	(24,859)	(50)	-	51,383	-
- External	(1,952)	(445)	(25,945)	-	-	(28,342)
Segment EBITDA[3]	8,840	1,344	51,453	(4,889)	-	56,748
Amortization	(1,462)	(820)	(15,406)	(279)	-	(17,967)
Gain (loss) on disposal of assets	85	-	(278)	(14)	-	(207)
Operating income (loss)	$ 7,463	$ 524	$ 35,769	$ (5,182)	$ -	38,574
Financing charges						(22,104)
Earnings from continuing operations before income taxes and undernoted items						16,470
Equity losses of associated companies						(1,194)
Income tax provision						(3,872)
Net earnings from continuing operations						11,404
Net earnings from discontinued operations (Note 3)						-
Net earnings						$ 11,404

Q2-F2008 - Press Relase -
CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

	Three Months Ended October 31, 2006
	Global	European		Corporate and	Inter-segment
	Operations[4]	Operations[5]	Heli-One[6]	Other[7]	eliminations	Consolidated
Revenue from external customers	$97,769	$131,696	$43,333	$158	$-	$272,956
Inter-segment revenues	159	2,922	97,078	369	(100,528)	-
Total revenue	97,928	134,618	140,411	527	(100,528)	272,956
Direct costs[1]	(65,354)	(107,734)	(72,666)	-	56,743	(189,011)
General and administration costs	-	-	-	(9,838)	-	(9,838)
Segment EBITDAR[2]	32,574	26,884	67,745	(9,311)	(43,785)	74,107
Lease and associated costs[1]
- Internal	(20,913)	(23,036)	164	-	43,785	-
- External	(2,444)	(1,092)	(21,491)	-	-	(25,027)
Segment EBITDA[3]	9,217	2,756	46,418	(9,311)	-	49,080
Amortization	(721)	(640)	(13,031)	(331)	-	(14,723)
Gain (loss) on disposal of assets	14	(2)	(2,330)	(72)	-	(2,390)
Operating income (loss)	$8,510	$2,114	$31,057	$(9,714)	$-	31,967
Financing charges						(19,593)
Earnings from continuing operations before income taxes and undernoted items						12,374
Equity earnings of associated companies						75
Income tax provision						(4,136)
Net earnings from continuing operations						8,313
Net earnings from discontinued operations (Note 3)						549
Net earnings						$8,862

		Six Months Ended October 31, 2007
	Global	European		Corporate and	Inter-segment
	Operations[4]	Operations[5]	Heli-One[6]	Other[7]	eliminations	Consolidated
Revenue from external customers	$249,627	$298,526	$89,522	$333	$-	$638,008
Inter-segment revenues	-	2,820	220,761	759	(224,340)	-
Total revenue	249,627	301,346	310,283	1,092	(224,340)	638,008
Direct costs[1]	(177,795)	(247,741)	(164,212)	-	121,437	(468,311)
General and administration costs	-	-	-	(12,811)	-	(12,811)
Segment EBITDAR[2]	71,832	53,605	146,071	(11,719)	(102,903)	156,886
Lease and associated costs[1]
- Internal	(54,403)	(48,523)	23	-	102,903	-
- External	(4,246)	(1,078)	(51,236)	-	-	(56,560)
Segment EBITDA[3]	13,183	4,004	94,858	(11,719)	-	100,326
Amortization	(3,173)	(1,219)	(31,049)	(553)	-	(35,994)
Gain (loss) on disposal of assets	76	-	(2,397)	1,211	-	(1,110)
Operating income (loss)	$10,086	$2,785	$61,412	$(11,061)	$-	63,222
Financing charges						(35,955)
Earnings from continuing operations before income taxes and undernoted items						27,267
Equity losses of associated companies						(976)
Income tax provision						(3,106)
Net earnings from continuing operations						23,185
Net earnings from discontinued operations (Note 3)						16,364
Net earnings						$39,549

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

	Six Months Ended October 31, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$189,616	$264,589	$81,649	$255	$-	$536,109
Inter-segment revenues	347	4,280	192,055	662	(197,344)	-
Total revenue	189,963	268,869	273,704	917	(197,344)	536,109
Direct costs[1]	(127,373)	(219,182)	(145,913)	-	111,728	(380,740)
General and administration costs	-	-	-	(20,216)	-	(20,216)
Segment EBITDAR[2]	62,590	49,687	127,791	(19,299)	(85,616)	135,153
Lease and associated costs[1]
- Internal	(42,015)	(43,567)	(34)	-	85,616	-
- External	(4,191)	(2,324)	(39,224)	-	-	(45,739)
Segment EBITDA[3]	16,384	3,796	88,533	(19,299)	-	89,414
Amortization	(1,216)	(1,891)	(24,918)	(575)	-	(28,600)
Restructuring recovery	-	-	800	1,250	-	2,050
Gain (loss) on disposal of assets	14	(96)	(2,101)	(66)	-	(2,249)
Operating income (loss)	$15,182	$1,809	$62,314	$(18,690)	$-	60,615
Financing charges						(35,992)
Earnings from continuing operations before income taxes and undernoted items						24,623
Equity earnings of associated companies						286
Income tax provision						(7,615)
Net earnings from continuing operations						17,294
Net earnings from discontinued operations (Note 3)						398
Net earnings						$17,692

October 31, 2007
	Global	European		Corporate and
	Operations[4]	Operations[5]	Heli-One[6]	Other[7]	Consolidated
Segment assets
Continuing operations	$313,817	$246,594	$1,369,896(i),(ii)	$56,317	$1,986,624
Discontinued operations (Note 3)					-
$1,986,624

	April 30, 2007
	Global	European		Corporate and
	Operations[4]	Operations[5]	Heli-One[6]	Other[7]	Consolidated
Segment assets
Continuing operations	$271,366	$234,182	1,460,329	$116,051	$2,081,928
Discontinued operations (Note 3)					22,430
					$2,104,358

(i)
As at October 31, 2007, the Company had $25.3 million (2006 - $nil) in assets held for sale, which consisted of fifteen aircraft, net of an impairment adjustment of $3.2 million. These assets are included in property and equipment in the consolidated balance sheet as at October 31, 2007. The impairment loss of $0.8 million and $3.2 million for the three and six months ended October 31, 2007, respectively, is included in loss on disposal of assets. This loss was calculated as the difference between the carrying value and the estimated sales proceeds for the aircraft held for sale.

(ii)
As at October 31, 2007, the Company had $18.1 million (net of accumulated amortization of $0.1 million) in assets under capital lease. Amortization and interest expense related to assets under capital leases were $0.1 million and $0.4 million, respectively, for the three and six months ended October 31, 2007.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

Notes:

1.	Direct costs in this note exclude lease and associated costs. In the consolidated income statement these costs are combined.
2.	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.
3.	Segment EBITDA is defined as operating income (loss) before amortization, restructuring recovery and gain (loss) on disposals of assets.
4.	Global Operations - includes flying operations in Australia, Africa, the Middle East, the Americas and Asia.
5.	European Operations - includes flying operations in the UK, the Netherlands, Norway, Ireland and Denmark, as well as emergency medical services and search and rescue services throughout Europe.
6.	Heli-One - includes helicopter lease and repair and overhaul operations based in Norway, the US, the UK, Canada and CHC Composites Inc.
7.	Corporate and Other - includes corporate office and other corporate costs in various jurisdictions.

5.	Receivables

The Company’s Receivables balance was comprised of the following:

	As at
	October 31,	April 30,
	2007	2007
Trade receivables	$235,278	$232,240
Other receivables	75,618	55,984
	$310,896	$288,224

6.	Employee pension plans

The Company’s net defined benefit pension plan expense was as follows:
	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
Current service cost	$5,413	$5,580	$10,921	$9,875
Interest cost	8,474	8,091	16,947	14,998
Expected return on plan assets	(9,362)	(10,215)	(18,899)	(17,640)
Amortization of net actuarial
and experience losses	1,397	1,304	2,816	3,389
Amortization of prior service costs	609	650	669	685
Amortization of transition amounts	15	18	30	30
Participant contributions	(793)	(787)	(1,581)	(1,302)
Total	$5,753	$4,641	$10,903	$10,035

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

7.	Financing charges

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
Interest on debt obligations	$13,595	$12,926	$26,805	$25,120
Amortization of deferred financing costs	140	343	347	686
Foreign exchange losses	7,840	5,565	7,704	8,194
Release of currency translation adjustment (i)	-	1,054	-	2,509
Amortization of guarantees (Note 2)	882	-	1,612	-
Other interest and expenses	(353)	(295)	(513)	(517)
Total	$22,104	$19,593	$35,955	$35,992

(i)
During the three and six months ended October 31, 2006, the Company settled $15.1 million and $50.6 million, respectively, of inter-company debts denominated in foreign currencies, which were designated as part of the Company’s net investments in self-sustaining foreign subsidiaries giving rise to the recognition of a portion of the Company’s currency translation adjustment account as financing charges.

8.	Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

	Number of Shares		Consideration
	000s		000s
	As at		As at
	October 31, 2007	April 30, 2007	October 31, 2007	April 30, 2007
Issued:
Class A subordinate voting shares	39,969	39,858	$236,455	$235,346
Class B multiple voting shares	5,858	5,863	18,267	18,413
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting shares
Employee purchase loans			(1,144)	(1,254)
			$253,578	$252,505

Contributed surplus			$5,616	$5,042

Class A subordinate voting
shares that would be issued upon conversion or exercise of the following:
Class B multiple voting shares	5,858	5,863
Share options	2,161	2,232

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Per share information

	Three Months Ended October 31, 2007
	Net earnings			Weighted average number of shares (000s)	Net earnings per share
	Cont. ops.	Disc. ops.	Net earnings		Cont. ops.	Disc. ops.	Net earnings
	$11,404	$-	$11,404	45,785
Shares as security for Class A subordinate voting share
employee purchase loans				(626)
Basic	11,404	-	11,404	45,159	$0.25	$-	$0.25

Share options				625
Shares as security for Class A subordinate voting share
employee purchase loans				626
Diluted	$11,404	$-	$11,404	46,410	$0.25	$-	$0.25

	Three Months Ended October 31, 2006
	Net earnings			Weighted average number of shares (000s)	Net earnings per share
	Cont. ops.	Disc. ops.	Net earnings		Cont. ops.	Disc. ops.	Net earnings
	$8,313	$549	$8,862	42,743
Shares as security for Class A subordinate voting share
employee purchase loans				(714)
Basic	8,313	549	8,862	42,029	$0.20	$0.01	$0.21

Share options				1,973
Convertible debt	99	-	99	1,379
Shares as security for Class A subordinate voting share
employee purchase loans				714
Diluted	$8,412	$549	$8,961	46,095	$0.19	$0.01	$0.20

	Six Months Ended October 31, 2007
	Net earnings			Weighted average number of shares (000s)	Net earnings per share
	Cont. ops.	Disc. ops.	Net earnings		Cont. ops.	Disc. ops.	Net earnings
	$23,185	$16,364	$39,549	45,758
Shares as security for Class A subordinate voting share
employee purchase loans				(626)
Basic	23,185	16,364	39,549	45,132	$0.52	$0.36	$0.88

Share options				650
Shares as security for Class A subordinate voting share
employee purchase loans				626
Diluted	$23,185	$16,364	$39,549	46,408	$0.51	$0.35	$0.86

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Per share information (cont’d)

	Six Months Ended October 31, 2006
	Net earnings			Weighted average number of shares (000s)	Net earnings per share
	Cont. ops.	Disc. ops.	Net earnings		Cont. ops.	Disc. ops.	Net earnings
	$17,294	$398	$17,692	42,732
Shares as security for Class A subordinate voting share
employee purchase loans				(714)
Basic	17,294	398	17,692	42,018	$0.41	$0.01	$0.42

Share options				2,029
Convertible debt	198	-	198	1,379
Shares as security for Class A subordinate voting share
employee purchase loans				714
Diluted	$17,492	$398	$17,890	46,140	$0.38	$0.01	$0.39

10.	Related party transactions

In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly revenue from Aero Contractors of Nigeria (“ACN”)) and direct costs related to transactions with parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the three and six months ended October 31, 2007 and 2006 are summarized as follows:

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
Revenues from ACN	$30,190	$22,712	$53,942	$43,244
Direct costs	-	36	-	426
			As at
			October 31,	April 30,
			2007	2007
Net amount receivable in respect of such
revenues			$34,431	$25,351

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

11.	Supplemental cash flow information

Cash interest paid and cash taxes paid are as follows:
	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
Cash interest paid	$5,163	$3,789	$28,837	$24,821
Cash taxes paid	$2,806	$2,473	$7,256	$5,490

12.	Guarantees

The Company has provided guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases (Note 2). The leases have terms expiring between fiscal 2008 and 2016.  The Company’s exposure under asset value guarantees and guarantees in the form of junior loans, rebateable advance rentals and deferred payments was approximately $90.6 million at October 31, 2007 compared to $86.4 million at April 30, 2007. The resale market for the aircraft types for which the Company has provided guarantees remains strong and, as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

The Company has provided guarantees to certain lessors in respect of novated aircraft purchase contracts. Under these contracts, if the manufacturer fails to meet specified delivery terms or becomes insolvent prior to aircraft delivery, the Company may be required to reimburse the lessor for amounts paid by the lessor to the aircraft manufacturer. Under either scenario, the Company has recourse against the aircraft manufacturer. Once aircraft are delivered under the novated aircraft purchase agreements, the Company no longer has an obligation under these guarantees. The Company’s maximum exposure under the guarantees in the novated aircraft purchase agreements at October 31, 2007, was approximately $127.2 million (April 30, 2007 - $179.5 million). The Company has not recorded a liability as at October 31, 2007 for such guarantees.  The fair value of these guarantees is considered immaterial as the premium received on issuance of such guarantees is considered immaterial and it is considered unlikely that the Company will incur any liability or loss with respect to these guarantees.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

13.	Debt obligations

Senior Credit Facilities

As at October 31, 2007, the Company classified the outstanding balance under the senior revolving credit facility to “Long-term debt” on the financial statements, as the facility was renewed during the three months ended July 31, 2007 with the maturity date extended to September 2010.

Capital Lease

As at October 31, 2007, the Company had $13.8 million in obligations under capital leases. The future minimum lease payments required under obligations under capital leases are as follows:

2008	$837
2009	1,677
2010	1,680
2011	1,683
2012	1,687
And thereafter	6,285
Total	$13,849

14.	Commitments

During the three months ended October 31, 2007, the Company entered into new purchase contracts for delivery of twelve Sikorsky S92 and thirteen AgustaWestland AW139 helicopters. The total value of these contracts is approximately $249.6 million (US $262.8 million) and $137.6 million (US $144.9 million), respectively. These helicopters are expected to be delivered between fiscal 2008 and 2012.

15.	Tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could have a material impact on the Company’s results of operations.

.doc

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

16.	Impact of new accounting standards

Financial Instruments Disclosures

In March 2007, the CICA issued Section 3862 – Financial Instruments – Disclosures (“Section 3862”) and Section 3863 – Financial Instruments – Presentation (“Section 3863”). Section 3862 will be harmonized with International Financial Reporting Standard 7 – Financial Instruments: Disclosure and replaces the existing disclosure requirements contained in Section 3861 – Financial Instruments – Disclosure and Presentation (“Section 3861”). Section 3862 places emphasis on disclosure of risks associated with recognized and unrecognized financial instruments and how these risks are managed. Disclosures surrounding concentration, credit, liquidity and price risk are simplified. Section 3863 carries forward the existing presentation requirements contained in Section 3861.  These Sections will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008. The Company is currently evaluating the implications of these Sections.

Capital Disclosures

In December 2006, the CICA issued Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and compliance with capital requirements. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008.  The Company is currently evaluating the implications of this Section.

Inventories

In June 2007, the CICA issued Section 3031 – Inventories (“Section 3031”), which requires inventories to be measured at the lower of cost or net realizable value and does not allow the use of the last-in, first-out inventory costing methodology.  Section 3031 requires that, when circumstances which previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008. The Company is currently evaluating the implications of this Section.

International Financial Reporting Standards

In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP.” This plan includes an outline of the key decisions that the CICA will need to make as it implements the strategic plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. It is anticipated that the decision on the changeover date from current Canadian GAAP to IFRS will be made by March 31, 2008. The Company is currently evaluating the implications of adopting IFRS.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

17.	Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian GAAP differs from US GAAP.  For a complete discussion of Canadian and US GAAP differences, refer to Note 32 of the Company’s 2007 audited annual consolidated financial statements. With the adoption of the new financial instrument standards under Canadian GAAP (Note 2), the Company’s accounting for financial instruments is now largely harmonized with US GAAP for this area. If US GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

	Three Months Ended		Six Months Ended
		October 31,		October 31,
		2006		2006
	October 31,	(Restated, see	October 31,	(Restated, see
	2007	below)	2007	below)
Net earnings according to Canadian GAAP	$11,404	$8,862	$39,549	$17,692
Pre-operating expenses	(1,200)	54	(4,392)	223
Tax impact of pre-operating expenses	330	(21)	1,156	(78)
Unrealized gain (loss) on ineffective hedges	(247)	1,425	(492)	(5,088)
Tax impact of unrealized gain (loss) on ineffective hedges	60	(225)	120	904
Proportionate foreign currency translation loss due to
partial reduction in subsidiary net investment	-	1,054	-	2,509
Tax impact of foreign currency translation loss	-	(360)	-	(856)
Foreign currency embedded derivatives[1]	-	4,814	-	4,964
Tax impact of foreign currency embedded derivatives	-	(1,396)	-	(1,604)
Other, net of tax	25	60	51	120
Net earnings according to US GAAP	10,372	14,267	35,992	18,786

Weighted average number of shares (000s)
Basic	45,159	42,029	45,132	42,018
Diluted	46,410	46,095	46,408	46,140
Net earnings per share according to US GAAP
Basic	$0.23	$0.34	$0.80	$0.45
Diluted	$0.22	$0.31	$0.78	$0.41
1
Comparative figures restated to record foreign currency embedded derivatives, as discussed below. Canadian and US GAAP are largely harmonized on the accounting for financial instruments beginning on May 1, 2007.

The consolidated balance sheet would vary in some respects when restated for US GAAP purposes. The most significant variances pertaining to the October 31, 2007 balance sheet are listed below:

•
Property and equipment would increase by $128.7 million to record assets under construction and acquisition and amortization differences. Under EITF 97-10 — The Effect of Lessee Involvement in Asset Construction, the Company is required to record assets under construction for US GAAP purposes. These amounts relate to aircraft purchase agreements, which were novated to certain lessors.  Assets under construction and the corresponding obligation relating to assets under construction of $127.2 million were recorded under US GAAP as at October 31, 2007. Once the aircraft are delivered under these agreements, a sale-leaseback transaction will occur as the Company will enter into operating leases with lessors. This will result in the removal of the assets under construction and corresponding liability at that time.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

17.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

•	Future income tax assets would increase by $32.4 million to tax-effect adjustments to net earnings under US GAAP.

•	Other assets would decrease by $36.7 million to recognize pension adjustments and the pre-operating costs adjustment.

•	Current liabilities would increase by $127.2 million to recognize potential obligations for assets under construction (see further discussion in property and equipment above).

•	Future income tax liabilities would decrease by $11.0 million to tax-effect adjustments to net earnings under US GAAP.

•	Other liabilities would increase by $106.1 million to recognize pension adjustments and foreign currency indemnity agreements.

•
Accumulated other comprehensive losses would increase by $102.6 million under US GAAP primarily due to pension adjustments related to the recognition of the funded status of the Company’s defined benefit pension and other post-retirement benefit plans. The increase is also due to the proportionate foreign currency translation losses resulting from a partial reduction in subsidiary net investment.

Impact of New Accounting Standards

Uncertainty in Income Taxes

Effective May 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 – Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 is intended to standardize accounting practices for the recognition, de-recognition and measurement of tax benefits to enable consistency and comparability for the reporting of income tax assets and liabilities. The adoption of FIN 48 on May 1, 2007 did not result in any adjustment to opening retained earnings under US GAAP.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 – Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for the Company’s fiscal year beginning May 1, 2008, and interim periods within that fiscal year. The Company is currently evaluating the implications of this Statement.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

17.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS 159 – The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”).  SFAS 159 allows entities to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value.  Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. This provides the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions. SFAS 159 is effective for financial statements issued for the Company’s fiscal year beginning May 1, 2008, and interim periods within that fiscal year. The Company is currently evaluating the implications of this Statement.

Restatement

The Company concluded that the reconciliation to accounting principles generally accepted in the United States note to its consolidated financial statements for the years ending April 30, 2007, 2006 and 2005 should be restated to record the impact of foreign currency embedded derivatives that required separation from their host contracts under SFAS 133 – Accounting for Derivative Instruments and Hedging Activities. The Company will be filing a restatement to its previously issued 2007 annual report and 2007 annual report on Form 20-F to adjust its reconciliation to accounting principles generally accepted in the United States and supplemental guarantor financial information notes 32 and 33, respectively, to the audited consolidated financial statements for the fiscal years ended April 30, 2007, 2006 and 2005 for these embedded derivatives.  The adjustment to record these embedded derivatives is reflected appropriately in the financial statements prepared in accordance with Canadian GAAP and therefore, only the reconciliation to US GAAP and supplemental guarantor financial information notes will be impacted by the restatement.

The decision to restate the Company’s financial statements was based on the results of an internal review of existing and expired non-financial contracts during the adoption of the new financial instruments guidance under Canadian GAAP.  The internal review identified certain foreign currency embedded derivatives that should have been separated from their host contracts under US GAAP in prior periods.  We have concluded that there was a material accounting error in the fiscal year ended April 30, 2005 and therefore adjust this error and corrections relating to fiscal years ending subsequent to April 30, 2005 for the same issue. The host contracts containing these embedded derivatives all commenced in fiscal 2005 and beyond. Therefore, there is no impact on net earnings according to US GAAP in fiscal years prior to 2005.

As a result of the restatement, net earnings according to US GAAP for the fiscal years ended April 30, 2006 and 2005 decreased by $0.7 million and $3.3 million, respectively.  Net earnings according to US GAAP for the fiscal year ended April 30, 2007 increased by $0.7 million.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended October 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

17.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

The adjustments for these changes to the reported prior period financial statements are as follows (amounts are estimated and are not yet audited):

Consolidated Statements of Earnings and Comprehensive Earnings According to US GAAP

	Year Ended	Year Ended	Year Ended
	April 30,	April 30,	April 30,
	2007	2006	2005
Financing Charges	$1,236	$(913)	$(4,542)
Operating Income	1,236	(913)	(4,542)
Income tax recovery (provision)	(544)	260	1,272
Net earnings (loss) according to US GAAP	$692	$(653)	$(3,270)
Comprehensive earnings (loss) according to US GAAP	$692	$(653)	$(3,270)
Net earnings (loss) per share according to US GAAP
Basic	$0.02	$(0.02)	$(0.08)
Diluted	$0.02	$(0.01)	$(0.07)

Consolidated Balance Sheets According to US GAAP

	As at	As at	As at
	April 30,	April 30,	April 30,
	2007	2006	2005
Assets
Other assets	$1,236	$-	$-
Future income tax assets	1,532	1,532	1,272
	$2,768	$1,532	$1,272
Liabilities
Other liabilities	5,455	5,455	4,542
Future income tax liabilities	544	-	-
Retained earnings, end of year	(3,231)	(3,923)	(3,270)
	$2,768	$1,532	$1,272

The comparative figures in the reconciliation to accounting principles generally accepted in the United States for the three and six months ended October 31, 2007 have been restated to include the impact of these foreign currency embedded derivatives.

Q2-F2008 - Press Release - December 11.doc